Exhibit 2.1

Execution Version

PURCHASE AND SALE AGREEMENT

by and between

Public Service Company of Colorado,

as Purchaser, and

Manchief Holding LLC,

as Seller

dated as of May 24,  2019

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Table of Contents

(continued)

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Table of Contents

(continued)

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EXHIBITS

Exhibit A	Working Capital Example
Exhibit B	Form of Assignment of Limited Liability Company Interests
Exhibit C	Form of Guaranty

SCHEDULES

Schedule 1.01(a)	Seller’s Knowledge
Schedule 1.01(b)	Purchaser’s Knowledge
Schedule 2.04(h)	Required Consents
Schedule 3.03(c)	Seller Approvals
Schedule 4.02	Conflicts; Consents and Approvals
Schedule 4.04	Litigation
Schedule 4.05(a)	Compliance with Laws
Schedule 4.05(b)(i)	Permits
Schedule 4.05(b)(ii)	Compliance with Permits
Schedule 4.06(a)	Material Contracts
Schedule 4.06(c)	Validity and Enforceability of Material Contracts
Schedule 4.06(e)	Shared Contracts
Schedule 4.07(b)(i)	Inventory
Schedule 4.08	Independent Contractors
Schedule 4.09(c)	Environmental Indemnification
Schedule 4.10(a)(i)	Insurance Policies
Schedule 4.10(a)(ii)	Insurance Claims
Schedule 4.11(a)	Tax Filings
Schedule 4.11(b)	Tax Claims and Liens
Schedule 4.11(c)	Tax Liabilities
Schedule 4.11(d)	Tax Returns
Schedule 4.11(f)	Tax Elections; Tax Partnerships
Schedule 4.12(a)	Intellectual Property
Schedule 4.12(b)	Material Licenses
Schedule 4.12(c)	Infringement; IP Actions
Schedule 4.17	Liabilities
Schedule 4.18(b)	Changes in Circumstances
Schedule 6.02(b)	Conduct of Business Pending Closing
Schedule 6.02(d)	Interim Period Permits
Schedule 6.09	Support Obligations
Schedule 6.10	Terminated Services and Contracts
Schedule 9.02(a)(v)	Special Indemnification Matters

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PURCHASE AND SALE AGREEMENT

This Purchase and Sale Agreement (this “Agreement”), dated as of May 24, 2019  (“Execution Date”), is made and entered into by and between Public Service Company of Colorado, a Colorado corporation (“Purchaser”), and Manchief Holding LLC, a Delaware limited liability company (“Seller”).  Purchaser and Seller may be referred to herein individually as a “Party” and collectively as the “Parties”.

RECITALS

WHEREAS, Seller owns one hundred percent (100%) of the limited liability company interests (“Interests”) of Manchief Power Company LLC, a Delaware limited liability company (“Company”);

WHEREAS, the Company is a special purpose company that owns the Manchief Electric Generating Facility (including the Leased Real Property, “Facility”), a nominal 301 MW natural gas-fueled electric generation facility located at 14936 County Road 24, Brush, Morgan County, Colorado;

WHEREAS, Purchaser is the tolling counterparty under the PPA;

WHEREAS, Seller submitted a proposal to sell its Interests in the Facility to Purchaser as part of Purchaser’s 2017 all source RFP process seeking generation resources in furtherance of its 2016 Electric Resource Plan (“ERP”), Seller’s proposal was selected by Purchaser as a winning proposal, and the ERP was approved by the Colorado Public Utilities Commission (the “CPUC”);

WHEREAS, Purchaser has been directed by the CPUC to apply for a Certificate of Public Convenience and Necessity (a “CPCN”) to further the process by which generation resources selected in Purchaser’s 2017 RFP process are approved for inclusion as a capacity resource on Purchaser’s electric generation system; and

WHEREAS, Seller desires to sell to Purchaser, and Purchaser desires to purchase from Seller, all of the Interests, as provided in this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the mutual promises made in this Agreement and of the mutual benefits to be derived from such promises, and for other good and valuable consideration, the receipt and sufficiency of which is acknowledged, the Parties to this Agreement, intending to be legally bound, agree as follows:

ARTICLE I

DEFINITIONS AND CONSTRUCTION

Section 1.01    Definitions. For purposes of this Agreement, the following terms shall have the respective meanings set forth below:

“1933 Act” has the meaning set forth in Section 5.07.

“Accounting Policies” shall mean GAAP, determined as of immediately prior to the Closing and on a basis consistent with the accounting practices and procedures used to prepare the year-end Financial Statements, insofar as such practices are in accordance with GAAP (including appropriate closing adjustments as if the Closing were at a fiscal year-end).

“Acquisition Proposal” has the meaning set forth in Section 6.14(a).

“Action” means any demand, claim, action, legal proceeding (whether at law or in equity) or arbitration by or before any Governmental Authority, whether civil, criminal, administrative, regulatory or otherwise, and whether at law or in equity.

“Affiliate” means any Person that directly, or indirectly through one or more intermediaries, controls, is controlled by or is under common control with the Person specified. For purposes of this definition, control of a Person means the power, direct or indirect, to direct or cause the direction of the management and policies of such Person whether through ownership of voting securities or ownership interests, by contract or otherwise, and specifically with respect to a corporation, partnership, trust or limited liability company, means direct or indirect ownership of more than fifty percent (50%) of the voting securities in such corporation or of the voting interest in a partnership or limited liability company or of the beneficial interests in a trust.

“Affiliate Balances” has the meaning set forth in Section 6.10.

“Agreement” has the meaning set forth in the introductory paragraph to this Agreement.

“Allocation Schedule” has the meaning set forth in Section 2.08.

“Applicable Lookback Date” has the meaning set forth in Section 4.05(a).

“Base Purchase Price” means forty five million two hundred thousand dollars ($45,200,000).

“Basket” has the meaning set forth in Section 9.02(e).

“Books and Records” means all files, documents, contracts, warranties, instruments, papers, books, reports, records, drawings, tapes, microfilms, photographs, letters, budgets, ledgers, journals, title policies, supplier lists, regulatory filings, operating data and plans, technical documentation (design specifications, functional requirements, operating instructions, logic manuals, flow charts, etc.), user documentation (installation guides, user manuals, training materials, release notes, working papers, etc.), documents relating to the design, development and operation of the Facility, and other similar materials that, in all such cases, are primarily related to the Facility and the operations of the Company, in whatever form (including information stored electronically whether or not stored on equipment and media located at the Facility), but excluding Excluded Records.

“Business Day” means a day other than Saturday, Sunday or any day on which banks located in Denver, Colorado are authorized or obligated to close.

“Cap” has the meaning set forth in Section 9.02(c).

“Change of Law” means the adoption, implementation, promulgation, repeal, modification or reinterpretation of any Law, order, protocol, practice or measure of or by any Governmental Authority, which occurs subsequent to the Execution Date.

“Charter Documents” means with respect to any Person, the certificate or articles of incorporation, organization or formation and by-laws, the limited partnership agreement, the partnership agreement, the operating or limited liability company agreement, equityholder agreements and/or other organizational and governance documents of such Person, as applicable, including those that are required to be registered or kept in the place of incorporation, organization or formation of such Person and which establish the legal personality of such Person.

“Claim” has the meaning set forth in Section 9.04(a).

“Claim Notice” has the meaning set forth in Section 9.04(a).

“Closing” has the meaning set forth in Section 2.03.

“Closing Date” means the date on which the Closing occurs.

“Closing Date Working Capital” means the amount, which may be positive or negative, equal to (a) Current Assets minus (b) Current Liabilities of the Company, determined in accordance with the Accounting Policies, but subject to such limitations and clarifications set forth in the sample calculation set forth on Exhibit A.

“Closing Debt” means the aggregate Debt of the Company determined as of 11:59 P.M. CST on the day prior to the Closing Date, determined in accordance with the Accounting Policies.

“Closing Inventory Amount” means with respect to each type of Inventory set forth on Schedule 4.07(b)(i), the quantity of such Inventory located at the Facility on the Closing Date.

“Closing Statement” has the meaning set forth in Section 2.06(a).

“Code” means the Internal Revenue Code of 1986.

“Commonly Controlled Entity” means any trade or business, whether or not incorporated, that, together with the Company, would be a “single employer” within the meaning of Section 4.14(b) or (c) of the Code and the Treasury Regulations promulgated thereunder.

“Company” has the meaning set forth in the recitals.

“Company Indemnified Parties” means each Person who is now, or has been at any time prior to the Execution Date or who becomes prior to the Closing, a member of the board of managers or an officer of the Company.

“Confidentiality and Non-Disclosure Agreement” means that certain Confidentiality and Non-Disclosure Agreement, dated as of October 8, 2018, by and between Seller and Purchaser.

“Contract” means any written and legally binding contract, lease, license, evidence of indebtedness, mortgage, indenture, purchase order, binding bid, letter of credit, security agreement or other legally binding arrangement, but excludes Permits.

“CPCN” has the meaning set forth in the recitals hereto.

“CPUC” has the meaning set forth in the recitals hereto.

“Credit Agreement” mean that certain Credit and Guaranty Agreement, dated as of April 13, 2016, by among ALP Holdings Limited Partnership as Borrower; its General Partner, Atlantic Power GP II Inc.; Atlantic Power Corporation as Sponsor; certain subsidiaries of Borrower as Guarantors; the Lenders party thereto from time to time; Goldman Sachs Bank USA as L/C Issuer; Bank of America, N.A. as L/C Issuer and Joint Syndication Agent; Goldman Sachs Lending Partners LLC as Administrative Agent, Collateral Agent, Joint Syndication Agent, Term Facility Arranger, Revolving Facility Arranger, Term Facility Bookrunner, and Revolving Facility Bookrunner, Merrill Lynch, Pierce, Fenner & Smith Incorporation as Term Facility Arranger, Revolving Facility Arranger, Term Facility Bookrunner and Revolving Facility Bookrunner; RBC Capital Markets as Term Facility Arranger, Revolving Facility Arranger and Revolving Facility Bookrunner; The Bank of Tokyo-Mitsubishi UFJ, LTD. as Term Facility Arranger, Revolving Facility Arranger and Revolving Facility Bookrunner; Wells Fargo Securities, LLC as Term Facility Arranger, Revolving Facility Arranger and Revolving Facility Bookrunner; and Industrial and Commercial Bank of China Limited, New York Branch as Term Facility Arranger, Revolving Facility Arranger and Revolving Facility Bookrunner.

“Current Assets” means the sum of the current assets of the Company listed on Exhibit A as of 11:59 P.M. CST on the day prior to the Closing Date, determined in accordance with the Accounting Policies, but subject to such limitations and clarifications set forth in the sample calculation set forth on Exhibit A;  provided that, for the avoidance of doubt, Current Assets shall exclude (i) all prepaid insurance, (ii) all Affiliate Balances owed to the Company, (iii) cash and cash equivalents, and (iv) all Inventory.

“Current Liabilities” means the sum of the current liabilities of the Company listed on Exhibit A as of 11:59 P.M. CST on the day prior to the Closing Date determined in accordance with the Accounting Policies, but subject to such limitations and clarifications set forth in the sample calculation set forth on Exhibit A;  provided, that, for the avoidance of doubt, Current Liabilities shall exclude all Affiliate Balances owed by the Company and any Transaction Expenses.

“D&O Policy” has the meaning set forth in Section 6.15(b).

“Damage” has the meaning set forth in Section 6.17(a).

“Damages Adjustment” has the meaning set forth in Section 6.17(a).

“Damages Adjustment Acceptance Notice” has the meaning set forth in Section 6.17(b).

“Damages Adjustment Cap” has the meaning set forth in Section 6.17(b).

“Damages Adjustment Termination Notice” has the meaning set forth in Section 6.17(b).

“Debt” of any specified Person means: (a) any and all liabilities and obligations of any Person (i) for borrowed money, whether current, short-term or long-term and whether secured or unsecured, or for the deferred purchase price of property or services (including any “earn-out” or similar payments but excluding trade payables incurred in the ordinary course of business), and any related accrued interest, fees and prepayment penalties, (ii) under or related to any reimbursement obligation relating to a letter of credit, bankers’ acceptance or note purchase facility, (iii) evidenced by a bond, note, debenture or similar instrument (including a purchase money obligation), (iv) for the payment of money relating to a lease or instrument that is required to be classified as a capitalized/finance lease obligation in accordance with GAAP, (v) for all or any part of the deferred purchase price of property or services (other than non-Affiliate trade payables), (vi) under or related to any agreement that is an interest rate swap agreement, basis swap, forward rate agreement, commodity swap, commodity option, equity or equity index swap or option, bond option, interest rate option, forward foreign exchange agreement, rate cap, collar or floor agreement, currency swap agreement, cross-currency rate swap agreement, currency option or other similar agreement (including any option to enter into any of the foregoing), and (vii) audit fees, and (b) any and all liabilities and obligations of others described in the preceding clause (a) that such Person has guaranteed or that is recourse to such Person or any of its assets or that is otherwise its legal liability or that is secured in whole or in part by the assets of such Person. For the avoidance of doubt, “Debt” shall not include: (i) any liabilities taken into account in the calculation of Closing Date Working Capital; (ii) any amounts included in the Transaction Expenses, or (iii) the credit support obligations listed on Schedule 6.09.

“Disproportionate Impact” has the meaning set forth in the definition of Material Adverse Effect.

“Equity Interests” means with respect to (a) any corporation, any share, or any depositary receipt or other certificate representing any share, of an equity ownership interest in that corporation, and (b) any other entity, any share, membership, partnership or other percentage interest, unit of participation or other equivalent (however designated) of an equity interest in such entity.

“Environmental Law” means any Law applicable to prevention of pollution, preservation and restoration of environmental quality, protection of human health, the environment and natural resources (including air, surface water, groundwater or land), or the release, use, generation, handling, storage, treatment, transportation, or disposal of Hazardous Substances, whether imposed by statute or derived from common law including, but not limited to, the Toxic Substances Control Act (15 U.S.C. § 2601, et seq.), the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, (42 U.S.C. § 9601, et seq.), the Solid Waste Disposal Act, as amended by the Resource Conservation and Recovery Act (42 U.S.C. § 6901, et seq.), the Hazardous Material Transportation Act, (49 U.S.C. § 5101, et seq.), the Federal Water Pollution Control Act, (33 U.S.C. § 1251, et seq.), the Clean Air Act, (42 U.S.C. § 7401, et seq.), the Low-Level Radioactive Waste Policy Act (42 U.S.C. 2021b et seq.), the Endangered Species Act (16 U.S.C. § 1531, et seq.), the Migratory Bird Treaty Act (16 U.S.C. § 703 et seq.), and applicable state counterparts, and their implementing regulations, all as amended from time-to-time, and all other comparable federal, state or local environmental, conservation or natural resource protection laws, rules or regulations.

“Estimated Closing Debt” has the meaning set forth in Section 2.02(b).

“Estimated Purchase Price” has the meaning set forth in Section 2.02(b).

“Estimated Transaction Expenses” has the meaning set forth in Section 2.02(b).

“Excluded Records” means (a) materials relating to this transaction and market and similar forecast information, (b) all personnel files and other personnel records, (c) electronic correspondence and files stored on equipment and media which (i) are not located at the Facility at the Closing and (ii) are not material to the operation and ownership of the Company following the Closing, (d) Tax Returns, Tax information, and other Tax records of Seller and its Affiliates (including the Company), and (e) all documentation, correspondence, and communications covered by the attorney-client privilege or the work product doctrine, or relating strictly to internal deliberations among Seller and its Affiliates.

“Execution Date” has the meaning set forth in the introductory paragraph to this Agreement.

“Facility” has the meaning set forth in the recitals.

“Facility Lease” means the Lease Agreement by and between Purchaser and the Company, dated May 13, 1999, as amended by that First Amendment to Lease Agreement dated December 21, 2001, that Second Amendment to Lease Agreement dated July 31, 2002, and that Third Amendment to Lease Agreement dated September 24, 2002.

“Facility Lease Termination” has the meaning set forth in Section 2.04(j).

“Federal Power Act” means the Federal Power Act, as amended.

“FERC” means the Federal Energy Regulatory Commission, or any successor agency.

“FERC Approval” means an order from FERC authorizing the purchase and sale of the Interests pursuant to Section 203 of the Federal Power Act without any conditions or restrictions that would be materially more burdensome than those proposed in the respective application for such order.

“Final Purchase Price” has the meaning set forth in Section 2.06(a).

“Financial Statements” means the financial statements described in Section 4.16(a) and any financial statements delivered to Purchaser pursuant to Section 6.02(a).

“Fraud” means the actual and intentional common law fraud (and not a promissory fraud, equitable fraud, constructive fraud, negligent misrepresentation or omission, or any form of fraud based on recklessness or negligence) by a Party to this Agreement with respect to the making of a representation or warranty set forth in ARTICLE III,  ARTICLE IV, or ARTICLE V of this Agreement.

“GAAP” means generally accepted accounting principles in the United States of America.

“Good Industry Practices” means, with respect to the Facility, any of the practices, methods and acts generally engaged in or approved by a significant portion of the electric power generation industry during the relevant time period that, in the exercise of reasonable judgment in light of the applicable manufacturer’s recommendations and the facts known or that reasonably should have been known at the time the decision was made, would reasonably have been expected to accomplish the desired result at a reasonable cost consistent with good business practices, reliability, safety and expedition. Good Industry Practices are intended to consist of practices, methods or acts generally accepted in the region where the Facility is located, and are not intended to be limited to optimum practices, methods or acts to the exclusion of all others.

“Governmental Authority” means any court, tribunal, arbitrator, authority, agency, commission, official or other instrumentality of the United States or any state, county, city or other political subdivision or similar governing entity, and including any governmental or quasi–governmental body administering, regulating or having general oversight over gas, electricity, power or other markets, including NERC and WECC.

“Hazardous Substance” means any substance, pollutant, contaminant, chemical, material or waste that is regulated, listed, or identified under any Environmental Laws, or which is deemed hazardous, dangerous, damaging or toxic to living things or the environment, and shall include, without limitation, any flammable, explosive, or radioactive materials; hazardous materials; radioactive wastes; hazardous wastes; hazardous or toxic substances or related materials; polychlorinated biphenyls; per- and polyfluoroalky substances petroleum products, fractions and by-products thereof; asbestos and asbestos-containing materials; any other waste, material, substance, pollutant or contaminant that could subject Seller or Purchaser to any Actions, damages, costs, expenses or other Liabilities under any Environmental Law.

“IPCR” has the meaning set forth in Section 6.06(l).

“Indemnified Party” has the meaning set forth in Section 9.04.

“Indemnifying Party” has the meaning set forth in Section 9.04.

“Independent Accounting Firm” means a nationally recognized accounting firm that is not the principal accounting firm of any of Purchaser or Seller, as agreed to between the Parties.

“Independent Engineer” means Leidos or, if such firm is unable or unwilling to act as the Independent Engineer under this Agreement, a nationally recognized engineering firm that is mutually acceptable to Seller and Purchaser.

“Insurance Policies” has the meaning set forth in Section 4.10(a).

“Intellectual Property” has the meaning set forth in Section 4.12.

“Interest Rate” means the prime per annum rate of interest as published from time to time by The Wall Street Journal.

“Interests” has the meaning set forth in the recitals.

“Interim Period” means the period of time from the Execution Date until the Closing Date or termination of this Agreement.

“Inventory” means all spare parts that are held for use in the operation of the Facility and located at the Facility.

“Inventory Adjustment” means the aggregate cost of the Inventory Shortfall, which for each type of Inventory shall be the lesser of (a) the unit cost of such Inventory as set forth on Schedule 4.07(b)(i) as of the Execution Date and (b) the reasonable cost of Purchaser to replace such Inventory at Closing.

“Inventory Shortfall” means with respect to each type of Inventory set forth on Schedule 4.07(b)(i), the excess, if any, of the Target Inventory Amount over the Closing Inventory Amount.

“Inventory Surplus” means with respect to each type of Inventory set forth on Schedule 4.07(b)(i), the excess, if any, of the Closing Inventory Amount over the Target Inventory Amount.

“Knowledge” means, (a) in the case of Seller, the actual knowledge of the individuals listed on Schedule 1.01(a) and such knowledge as would be obtained after reasonable due inquiry, and (b) in the case of Purchaser, the actual knowledge of the individuals listed on Schedule 1.01(b) and such knowledge as would be obtained after reasonable due inquiry.

“Latest Balance Sheet” means (a) as of the Execution Date, the unaudited balance sheet of the Company as of December 31, 2019 and (b) as of the Updated Schedules Date, the most recent quarterly balance sheet delivered to Purchaser pursuant to Section 6.01(c).

“Latest Balance Sheet Date” means the date of the Latest Balance Sheet.

“Laws” means all laws, statutes, rules, regulations, ordinances and other pronouncements having the effect of law of any Governmental Authority.

“Leased Real Property” has the meaning set forth in Section 4.07(a).

“Liability” means all obligations and other liabilities of any nature, whether absolute, accrued, matured, contingent (or based upon any contingency), known or unknown, fixed or otherwise, or whether due or to become due whenever or however arising (including, whether arising out of any Contract or tort based on negligence, strict liability or otherwise).

“Lien” means any security interest, pledge, mortgage, lien, charge, encumbrance, conditional sale agreement, title retention contract, right of first refusal, option to purchase, proxy, voting trust or voting agreement or any similar interest.

“Losses” means any and all judgments, costs, losses, Liabilities, amounts paid in settlement, damages, fines, penalties, deficiencies and expenses (including interest, court costs, reasonable fees of attorneys, accountants and other experts or other reasonable expenses of litigation or other proceedings or of any Action, default or assessment).

“Material Adverse Effect” means any change, event or effect occurring on or after the date hereof that, individually or in the aggregate, has had or may reasonably be expected to have a materially adverse effect on (a) the assets, operations, business, or properties of the Facility or the Company, taken as a whole or (b) the ability of Seller or the Company to consummate the transactions contemplated by this Agreement, except for any such change, event or effect resulting from or arising out of (i) any changes in economic or financial conditions generally that do not have a disproportionate impact on the Facility or the Company as compared to similar facilities or their owners in the regions in which the Facility is located (a “Disproportionate Impact”); (ii) any acts of war or terrorism that do not have a Disproportionate Impact; (iii)  any change in GAAP or Change of Law (including but not limited to changes in regulatory policy and any such change relating to climate change, renewables or the environment) that does not have a Disproportionate Impact; (iv) any judgment, order or decree, including but not limited to any such change, judgment, order or decree relating to climate change, renewables or the environment, that does not have a Disproportionate Impact; (v) the announcement of this Agreement; (vi) any actions required to be taken pursuant to this Agreement; and (vii) any default by Purchaser under the PPA.

“Material Contracts” has the meaning set forth in Section 4.06(a).

“NERC” means North American Electric Reliability Corporation and any successor.

“O&M Agreement” means the Second Amended and Restated Plant Operating and Maintenance Agreement, dated May 31, 2012, by and between the Company and Operator, as amended by the First Amendment dated April 30, 2013.

“Operator” means Colorado Energy Management, LLC, a Colorado limited liability company.

“Option Agreement” means that certain Option Agreement among Seller, the Company and Purchaser, dated as of October 23, 2006.

“Ordinary Course” means the ordinary and normal course of the Company’s conduct of business consistent with past practice employed by the Company, to the extent in compliance with the terms of the PPA and the O&M Agreement.  For the avoidance of doubt, the past practice of Operator to the extent in compliance with the terms of the PPA and the O&M Agreement shall be deemed to be a past practice employed by the Company for purposes of the definition of Ordinary Course.

“Parent” means Atlantic Power Corporation.

“Party” and “Parties” has the meaning set forth in the introductory paragraph to this Agreement.

“Permits” has the meaning set forth in Section 4.05(b).

“Permitted Encumbrances” means (a) Liens created under the Credit Agreement to the extent released at Closing, (b) any other Liens permitted with the written consent of Purchaser, and (c) Liens created under the Option Agreement.

“Permitted Liens” means (a) Liens created under the Credit Agreement to the extent released at Closing, (b) mechanic’s, materialmen’s, workmen’s, repairmen’s and similar Liens arising in the Ordinary Course with respect to any amounts not yet due and payable or which (i) are being contested in good faith through appropriate proceedings or (ii) have been bonded, provided that, in either case, no portion of the Facility or the Leased Real Property will be subject to forfeiture or sale during the pendency of any such proceeding, (c) Liens for Taxes (i) not yet due and payable or (ii) being contested in good faith by appropriate proceedings which have been disclosed to Purchaser, (d) purchase money Liens securing obligations not yet due and payable, and Liens securing rental payments not yet due and payable under capital lease arrangements, arising in each case in the Ordinary Course, (e) any other Liens permitted with the written consent of Purchaser, or (f) obligations or duties to any Governmental Authority incurred in the Ordinary Course and not yet due and delinquent or being contested in good faith through appropriate proceedings, including under (i) any applicable Laws and orders of any Governmental Authority and (ii) Permits held by the Company.

“Person” means any natural person, corporation, general partnership, limited partnership, limited liability company, proprietorship, other business organization, trust, union, association or Governmental Authority.

“Post-Closing Adjustment” has the meaning set forth in Section 2.06(a).

“Pre-Closing Asset Transfer” has the meaning set forth in Section 6.12.

“Post-Closing Straddle Period” has the meaning set forth in Section 6.03(e).

“PPA” means the Purchased Power Agreement, dated October 23, 2006, between Company and Purchaser, as amended by that certain First Amendment to the Power Purchase Agreement dated September 28, 2012.

“PPA Termination Instruments” means such instruments, reasonably acceptable to the Parties, necessary to terminate the PPA effective as of the Closing Date, if necessary.

“Pre-Closing Straddle Period” has the meaning set forth in Section 6.03(e).

“Pre-Closing Tax Period” means any Tax period ending on or before the Closing Date.

“Pre-Closing Tax Proceeding” has the meaning set forth in Section 6.03(b).

“Pre-Closing Tax Return” has the meaning set forth in Section 6.03(a).

“Privileged Communications” has the meaning set forth in Section 10.10.

“Purchase Price” has the meaning set forth in Section 2.02(a).

“Purchaser” has the meaning set forth in the introductory paragraph to this Agreement.

“Purchaser Fundamental Representations” means the representations and warranties set forth in Section 5.01 (Organization and Qualification), Section 5.02 (Authority), Section 5.03 (No Conflicts), and Section 5.06 (Brokers).

“Purchaser Indemnified Parties” has the meaning set forth in Section 9.02(a).

“Release” means any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, seeping, migrating, dumping or disposing of any Hazardous Substance into the environment, and otherwise as defined in any Environmental Law.

“Releasees” has the meaning set forth in Section 6.13.

“Representatives” means the officers, directors, managers, employees, counsel, accountants, financial advisers or consultants of a Person.

“Schedule” or “Schedules” means one or more of the disclosure schedules attached hereto, as updated by the Updated Schedules subject to the limitations set forth in Section 6.18.

“Seller” has the meaning set forth in the introductory paragraph to this Agreement.

“Seller Approvals” has the meaning set forth in Section 3.03(c).

“Seller Fundamental Representations” means the representations and warranties set forth in Section 3.01 (Organization and Qualification), Section 3.02 (Authority), Section 3.03 (No Conflicts; Consents and Approvals), Section 3.04 (Ownership of Interests), Section 4.01 (Organization and Qualification), Section 4.02 (No Conflicts; Consents and Approvals), Section 4.03 (Subsidiaries; No Other Business), Section 4.14 (Brokers), and Section 4.15 (Capital Structure).

“Seller Indemnified Parties” has the meaning set forth in Section 9.02(b).

“Shared Contracts” has the meaning set forth in Section 4.06(e).

“State Regulatory Approval” means the issuance of a written, final decision by the CPUC (a) granting Purchaser a CPCN in connection with the Facility, (b) approving the purchase of Interests by Purchaser pursuant to the terms and conditions of this Agreement, and (c) approving the assets of the Company for inclusion into Purchaser’s utility rate base and the recovery of interim costs through an existing rider or alternative regulatory treatment for Purchaser to recover the revenue requirements associated with such assets on a timely basis, including recovery of all prudently incurred costs in connection with the ownership and operation of the Facility.

“Straddle Period” has the meaning set forth in Section 6.03(e).

“Subsidiary” means, with respect to any Person, any corporation or other organization, whether incorporated or unincorporated, of which such Person or any Subsidiaries of such Person owns, directly or indirectly, more than fifty percent (50%) of the stock or other equity interest, or controls more than fifty percent (50%) of the voting power entitled (x) to vote on the election of members to the board of directors or similar governing body or (y) to manage the business of such Person.

“Surviving Credit Agreement Indemnities” means indemnification and other obligations of the borrowers under the Credit Agreement that will survive the payoff of the debt thereunder and the Closing.

“Target Inventory Amount” means with respect to each type of Inventory set forth on Schedule 4.07(b)(i), the quantity of such type of Inventory as of the Execution Date, as set forth on Schedule 4.07(b)(i).

“Tax” or “Taxes” means any non-United States, United States federal, state or local net income, alternative or add-on minimum tax, gross income, gross receipts, sales, use, ad valorem, personal property (tangible and intangible), real property (including general and special assessments), value added, transfer, franchise, profits, license, withholding, payroll, employment, excise, severance, stamp, occupation, premium, environmental or windfall profit tax, custom, duty or other tax, governmental fee or other like assessment or charge of any kind whatsoever, together with any interest, penalty or addition thereto.

“Tax Consideration” has the meaning set forth in Section 2.08.

“Tax Proceeding” has the meaning set forth in Section 6.03(b).

“Tax Returns” means any return, report or similar statement required to be filed with respect to any Taxes, including any information return, claim for refund, amended return and declaration of estimated Tax.

“Taxing Authority” means, with respect to any Tax, the governmental entity or political subdivision thereof that imposes such Tax, and the agency (if any) charged with the collection of such Tax for such entity or subdivision.

“Termination Date” means July 29, 2022.

“Third Party Claim” has the meaning set forth in Section 9.04(b).

“Third Party Notice” has the meaning set forth in Section 9.04(b).

“Transaction Expenses” means, to the extent not paid prior to the Closing, any and all fees and expenses (including all fees and expenses of counsel) incurred by the Company in connection with, or related to, the authorization, preparation, negotiation, execution and performance of this Agreement and the transactions contemplated hereby, including (a) any amounts owed to Operator as a result of termination of the O&M Agreement, and (b) any premiums owed under the D&O Policy, if applicable.

“Transfer Taxes” means all transfer, sales, use, goods and services, value added, documentary, recording, stamp duty, gross receipts, excise, and conveyance Taxes and other similar Taxes.

“Unrepaired Damage” has the meaning set forth in Section 6.17(b).

“Updated Schedules” has the meaning set forth in Section 6.18.

“Updated Schedules Date” has the meaning set forth in Section 6.18.

“WECC” means Western Electricity Coordinating Council and any successor.

Section 1.02    Construction.

(a)        All Article, Section, Subsection, Schedule and Exhibit references used in this Agreement are to Articles, Sections, Subsections, Schedules and Exhibits to this Agreement unless otherwise specified. The Exhibits and Schedules attached to this Agreement constitute a part of this Agreement and are incorporated herein for all purposes, provided that, in the event of any conflict between any of the provisions of such Exhibits or Schedules and any of the provisions of this Agreement, the provisions of this Agreement shall control.

(b)        If a term is defined as one part of speech (such as a noun), it shall have a corresponding meaning when used as another part of speech (such as a verb). Unless the context of this Agreement clearly requires otherwise, words importing the masculine gender shall include the feminine and neutral genders and vice versa. The words “includes” or “including” shall mean “includes without limitation” or “including without limitation,” the words “hereof,” “hereby,” “herein,” “hereunder” and similar terms in this Agreement shall refer to this Agreement as a whole and not any particular Section or Article in which such words appear and any reference to a Law shall include any amendment thereof or any successor thereto and any rules and regulations promulgated thereunder. Currency amounts referenced herein are in U.S. Dollars.

(c)        Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified. Whenever any action must be taken hereunder on or by a day that is not a Business Day, then such action may be validly taken on or by the next day that is a Business Day.

(d)        Seller may, at its option, include in the Schedules items that are not material, and any such inclusion, or any references to dollar amounts, shall not be deemed to be an acknowledgment or representation that such items are material or would cause a Material Adverse Effect, to establish any standard of materiality or to define further the meaning of such terms for purposes of this Agreement. Information disclosed in each Schedule shall be deemed to be disclosed in each other Schedule hereto to the extent the applicability of such information on other Schedules is reasonably apparent on its face.

(e)        Each Party acknowledges that it and its attorneys have been given an equal opportunity to negotiate the terms and conditions of this Agreement and that in the event an ambiguity of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties and no presumption shall arise favoring any Party by virtue of the authorship of any provisions of this Agreement.

(f)        References to “made available” or “furnished” mean that such documents or information referenced have been contained in the virtual data room maintained by Seller in connection with the transactions contemplated by this Agreement; provided, that, (i) with respect to documents existing as of the date hereof, such documents shall have been placed in the data room no later than five (5) days prior to the date hereof, and (ii) with respect to all other documents, such documents shall have been placed in the data room no later than five (5) days prior to the Closing Date.

ARTICLE II

PURCHASE AND SALE AND CLOSING

Section 2.01    Purchase and Sale. On the terms and subject to the conditions set forth in this Agreement, Purchaser shall purchase from Seller, and Seller shall sell to Purchaser, the Interests in the Company.

Section 2.02    Purchase Price.

(a)        The aggregate consideration to be paid by Purchaser to Seller (such amount the “Purchase Price”) shall be equal to (i) the Base Purchase Price, (ii) increased or decreased, as the case may be, by the Closing Date Working Capital, (iii) decreased by the Inventory Adjustment, (iv) decreased by the Closing Debt, (v) decreased by the Transaction Expenses, and (vi) decreased by the Damages Adjustment, if any.

(b)        At least three (3) Business Days prior to the Closing Date, Seller shall prepare in good faith and provide to Purchaser a statement including (i) an estimate of the Closing Date Working Capital, (ii) an estimate of the Inventory Shortfall and the resulting calculation of the Inventory Adjustment, which estimate shall include a list of the estimated quantity of each type of Inventory set forth on Schedule 4.07(b)(i) located at the Facility on the Closing Date, (iii)  an estimate of the Closing Debt (“Estimated Closing Debt”), (iv) an estimate of the Transaction Expenses (“Estimated Transaction Expenses”), (v) the Damages Adjustment (or a good faith estimate of the Damages Adjustment if the Damages Adjustment has not been finally determined pursuant to Section 6.17 prior to the Closing), if any, and (vi) the resulting amount and calculation of the estimated Purchase Price (“Estimated Purchase Price”).

Section 2.03    Closing. The closing of the transactions contemplated by this Agreement (“Closing”) shall take place at the offices of Dorsey & Whitney LLP, 50 South Sixth Street, Suite 1500, Minneapolis, Minnesota, or by electronic exchange of documents (by facsimile, .pdf, e-mail or other form of electronic communication), on either (a) the second (2nd) Business Day after the conditions to the Closing set forth in ARTICLE VII (other than actions to be taken or items to be delivered at the Closing) have been satisfied or waived by the applicable Party or Parties, or (b) such other date and at such other time and place as the applicable Parties mutually agree in writing. All actions listed in Section 2.04 or Section 2.05 that occur on the Closing Date shall be deemed to occur simultaneously at the Closing. Subject to the provisions of ARTICLE VIII, failure to consummate the transactions provided for in this Agreement on the date determined pursuant to this Section 2.03 will not result in the termination of this Agreement and will not relieve any Party of any obligation under this Agreement.

Section 2.04    Closing Deliveries by Seller to Purchaser. At the Closing (unless otherwise stated below), Seller shall deliver, or shall cause to be delivered, to Purchaser the following:

(a)        an assignment of the Interests being transferred by Seller, substantially in the form attached hereto as Exhibit B together with such documents endorsed for transfer or executed in blank as are necessary to transfer such Interests;

(b)        the certificate described in Section 7.02(c);

(c)        an affidavit dated as of the Closing Date, in the form required by Treasury Regulations Section 1.1445-2(b)(2) and signed under penalties of perjury, stating that Seller is not a foreign person (within the meaning of Section 1445 of the Code);

(d)        within ten (10) Business Days after the Closing Date, Books and Records of the Company regardless of whether held at the Facility or held by an Affiliate of the Company which may be made available at the Facility;

(e)        evidence reasonably satisfactory to Purchaser that all Liens arising under the Debt of the Company on the Interests and the assets or properties of the Company have been terminated as of the Closing;

(f)        appropriate termination statements under the Uniform Commercial Code, and such other documents and instruments (including consents and waivers and payoff letters with respect to Closing Debt) as may be reasonably requested by Purchaser, evidencing (i) the repayment, release and otherwise satisfaction of all Debt for borrowed money of the Company and (ii) the extinguishment or termination of (1) all security interests (other than Permitted Liens) in the assets of the Company and (2) the contractual rights of lenders that may affect the business and operations of the Company or the continuation or termination of the existence of the Company;

(g)        the PPA Termination Instruments;

(h)        all of the consents related to Contracts set forth on Schedule 2.04(h);

(i)         resignation letters from the officers and directors or similar persons on any board or operating, management or other committee established under the Company’s Charter Documents;

(j)         an original termination of the Facility Lease, in form acceptable for recording with the Clerk and Recorder in and for Morgan County, Colorado (the “Facility Lease Termination”);

(k)        evidence of termination of the O&M Agreement, including a release of the Company from all obligations thereunder;

(l)         a guaranty from Parent in favor of Purchaser in substantially the form attached hereto as Exhibit C; and

(m)       such other documents and instruments as may be reasonably requested by Purchaser.

Section 2.05    Deliveries by Purchaser to Seller.

(a)        At the Closing, Purchaser shall deliver, or shall cause to be delivered, to Seller the following:

(i)         a wire transfer of immediately available funds (to such account as Seller shall have designated to Purchaser at least two (2) Business Days prior to the Closing Date) in an aggregate amount equal to the Estimated Purchase Price;

(ii)       the certificate described in Section 7.03(c);

(iii)      the Facility Lease Termination; and

(iv)       the PPA Termination Instruments.

(b)        At Closing, Purchaser shall pay, by wire transfers of immediately available funds, the Estimated Closing Debt in accordance with the payoff letters provided by Seller with respect to the Estimated Closing Debt at least two (2) Business Days prior to the Closing Date.

(c)        At Closing, Purchaser shall pay (or cause to be paid) the Estimated Transaction Expenses by wire transfer of immediately available funds to such account or accounts specified by Seller at least two (2) Business Days prior to the Closing Date.

Section 2.06    Post-Closing Adjustment.

(a)        As soon as practicable after the Closing, but no later than sixty (60) days after the Closing Date, Purchaser shall deliver to Seller a statement (“Closing Statement”) including (i) the Closing Date Working Capital, (ii) the Inventory Shortfall and the resulting calculation of the Inventory Adjustment, which shall include a list of the quantity of each type of Inventory set forth on Schedule 4.07(b)(i) located at the Facility on the Closing Date, (iii) the Closing Debt, (iv) the Transaction Expenses, (v) the Damages Adjustment as finally determined pursuant to Section 6.17, if any, (vi) the resulting amount and calculation of the Purchase Price pursuant to Section 2.02(a) (“Final Purchase Price”), and (vii) the amount, if any, by which the Final Purchase Price so determined is greater than or less than the Estimated Purchase Price (such positive or negative amount, the “Post-Closing Adjustment”). Seller and Purchaser shall cooperate and provide each other access to their respective books and records (and those of the Company) as are reasonably requested in connection with the matters addressed in this Section 2.06. Purchaser shall provide Seller with written notice of such determination, along with reasonable supporting information.

(b)        If Seller objects to any determinations set forth in the Closing Statement, then Seller shall provide Purchaser written notice thereof within thirty (30) days after receiving the Closing Statement, together with a reasonably detailed explanation of the nature and bases of such objections. If Seller and Purchaser are unable to agree on the Post-Closing Adjustment within thirty (30) days after Purchaser’s receipt of Seller’s objection to the Post-Closing Adjustment, Purchaser and Seller shall refer such dispute to the Independent Accounting Firm which firm, acting as an expert and not arbiter, shall make a final and binding determination as to all such matters in dispute relating to adjustment to the Purchase Price (and only such matters) on a timely basis and promptly shall notify Purchaser and Seller in writing of its resolution. Such firm shall not have the power to modify or amend any term or provision of this Agreement. The scope of the disputes to be resolved by the Independent Accounting Firm shall be limited to the items in dispute. The Independent Accounting Firm’s decision shall be based solely on written submissions by Purchaser and Seller and their respective representatives and not by independent review. The Independent Accounting Firm shall not hold any hearings, hear any oral testimony or otherwise seek or require any other evidence. The Independent Accounting Firm shall address only those items in dispute and may not assign a value greater than the greatest value for such item claimed by either Party or smaller than the smallest value for such item claimed by either Party. The resolution of disputed items by the Independent Accounting Firm shall be final, binding and non-appealable and upon which a judgment may be entered by a court having jurisdiction thereover. The Independent Accounting Firm shall also determine, as part of such dispute resolution, the respective liability of Purchaser and Seller as to payment of the costs and expenses of such Independent Accounting Firm, based on the following formula: Purchaser and Seller shall each pay the percentage of the costs and expenses of the Independent Accounting Firm in settling the disputed matters set forth in the notices of objection equal to (i) the aggregate amount of such disputed matters (as determined by reference to the potential impact of such disputed matters on the Purchase Price) submitted to the Independent Accounting Firm that are unsuccessfully disputed by such Party (as finally determined by the Independent Accounting Firm) divided by (ii) the aggregate amount of all such disputed matters (as determined by reference to the potential impact of such disputed matters on the Purchase Price) submitted to the Independent Accounting Firm. For example, if Seller challenges the calculation of the Closing Date Working Capital by an amount of $100,000, but the Independent Accounting Firm determines that Seller has a valid claim for only $40,000, Purchaser shall bear 40% of the fees and expenses of the Independent Accounting Firm and Seller shall bear the other 60% of such fees and expenses.

(c)        If the Post-Closing Adjustment, as finally determined by this Section 2.06, is a positive amount, then Purchaser shall pay Seller within five (5) Business Days after such actual values are agreed or determined, by wire transfer of immediately available funds, an amount equal to the Post-Closing Adjustment plus interest thereon at the Interest Rate from the Closing Date through and including the date of such payment. If the Post-Closing Adjustment, as finally determined by this Section 2.06, is a negative amount, then Seller shall pay Purchaser within five (5) Business Days after such actual values are agreed or determined, by wire transfer of immediately available funds, an amount equal to the Post-Closing Adjustment plus interest thereon at the Interest Rate from the Closing Date through and including the date of such payment. In each case, the recipient Party or Parties, as applicable, shall designate the account or accounts to which such payments are to be made at least two (2) Business Days prior to the date such payments are due.

Section 2.07    Closing Date Cash. On or prior to the Closing Date, Seller shall be permitted to transfer, to itself or its designees, all of the cash and cash equivalents (including, without limitation, restricted cash) of the Company, without any adjustment to the Base Purchase Price.

Section 2.08    Purchase Price Allocation. The Final Purchase Price, plus the amount of the Company’s liabilities included in the amount realized on the sale of the Company’s assets for federal income Tax purposes (collectively, the “Tax Consideration”), shall be allocated among the assets of the Company in accordance with Section 1060 of the Code and the applicable Treasury Regulations promulgated thereunder.  Purchaser shall prepare and deliver to Seller an allocation schedule setting forth Purchaser’s determination of the allocation of the Final Purchase Price plus the amount of the Company’s liabilities included in the amount realized on the sale of the Company’s assets for federal income Tax purposes (“Allocation Schedule”) within thirty (30) days after determination of the Final Purchase Price pursuant to Section 2.06.  Seller shall have fifteen (15) days to review the Allocation Schedule and either notify Purchaser that it is in agreement with such Allocation Schedule or deliver, in writing, any objections that it may have with respect thereto. If Seller notifies Purchaser that it disagrees with any aspect of the Allocation Schedule, Purchaser and Seller shall work together in good faith to resolve any such disagreement. If any dispute regarding the Allocation Schedule remains unresolved after forty-five (45) days following Purchaser’s delivery of such Allocation Schedule to Seller, then such disagreement shall be immediately submitted to the Independent Accounting Firm, which shall be instructed to resolve such disagreement within thirty (30) days after such disagreement is submitted to it for resolution and shall notify Purchaser and Seller in writing of its resolution. The Independent Accounting Firm’s resolution of the disagreement shall be final and binding on Purchaser and Seller. Purchaser and Seller shall file all Tax Returns (including IRS Form 8594) in a manner consistent with the agreed upon or final Allocation Schedule and neither Purchaser nor Seller shall take any position (whether in Tax Proceedings, on Tax Returns, or otherwise) that is inconsistent with such Allocation Schedule except as may be adjusted by subsequent agreement following an audit by the Internal Revenue Service or by court decision.  Notwithstanding the foregoing, the Parties agree that it will not be inconsistent with the Allocation Schedule for (a) Purchaser’s cost for the Company’s assets to differ from the total amount allocated in the Allocation Schedule to reflect capitalized acquisition costs not included in the total amount allocated pursuant to this Section 2.08, (b) the amount realized by Seller to differ from the total amount allocated pursuant to this Section 2.08 to reflect transaction costs that reduce the amount realized for U.S. federal income Tax purposes and (c) Purchaser’s and Seller’s cost and amount realized, respectively, to differ from the Purchase Price to take into account differences between the Final Purchase Price and the Tax Consideration, and any other payments to Seller treated as purchase price for the Company’s assets for U.S. federal income Tax purposes, and any adjustments to the foregoing hereunder. In the event that the Allocation Schedule is disputed by any Governmental Authority, the Party receiving notice of such dispute shall promptly notify the other Party hereto concerning the existence and resolution of such dispute.  In the event the Final Purchase Price is adjusted pursuant to ARTICLE IX, Purchaser shall promptly prepare and deliver to Seller an updated Allocation Schedule reflecting such adjustment, and any disagreement by Seller with such adjustment shall be resolved in the same manner as a disagreement over the original Allocation Schedule. If incurred, any fees and expenses of the Independent Accounting Firm shall be borne fifty percent (50%) by Purchaser and fifty percent (50%) by Seller.

ARTICLE III

REPRESENTATIONS AND WARRANTIES REGARDING SELLER

Seller hereby represents and warrants to Purchaser as follows, as of the Execution Date and as of the Closing Date; provided, that (a) the representations and warranties shall be qualified by the Schedules (subject to the restrictions set forth herein) and (b) the accuracy of representations and warranties that, by their terms, expressly speak as of a specific date will be determined as of such date:

Section 3.01    Organization and Qualification.  Seller is a limited liability company duly formed, validly existing and in good standing under the laws of the jurisdiction of its organization.

Seller is duly qualified or licensed as a foreign limited liability company and is in good standing under the Laws of each other jurisdiction where the actions required to be performed by it under this Agreement makes such qualification or licensing necessary, except in those jurisdictions where the failure to be so qualified or licensed would not have a Material Adverse Effect.

Section 3.02    Authority.  Seller has all requisite limited liability company power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery by Seller of this Agreement, and the performance by Seller of its obligations hereunder, have been duly and validly authorized by all necessary limited liability company action on the part of Seller. This Agreement has been duly and validly executed and delivered by Seller and constitutes the legal, valid and binding obligation of Seller enforceable against Seller in accordance with its terms, except as the same may be limited by bankruptcy, insolvency, reorganization, arrangement, moratorium or other similar Laws relating to or affecting the rights of creditors generally, or by general equitable principles regardless of whether considered in a proceeding at law or in equity.

Section 3.03    No Conflicts; Consents and Approvals. The execution and delivery by Seller of this Agreement does not, and the performance by Seller of its obligations under this Agreement and the consummation of the transactions contemplated hereby will not:

(a)        conflict with or result in a violation or breach of any of the terms, conditions or provisions of the Charter Documents of Seller;

(b)        violate or result in a default (or give rise to any right of termination, cancellation or acceleration) under any Contract to which Seller is a party, except for any such violations or defaults (or rights of termination, cancellation or acceleration) which would not, in the aggregate, have a Material Adverse Effect; and

(c)        assuming FERC Approval and all other required filings, approvals, consents, authorizations and notices set forth on Schedule 3.03(c) (such approvals set forth on Schedule 3.03(c), “Seller Approvals”) have been made, obtained or given, (i) violate or breach any Law or writ, judgment, order or decree applicable to Seller, or (ii) require any notice to, filing with, or authorization, consent or approval of any Governmental Authority under any Law applicable to Seller.

Section 3.04    Ownership of Interests. Seller owns one hundred percent (100%) of the Interests free and clear of all Liens other than (a) Permitted Encumbrances, (b) the obligations imposed on members of the Company under its Charter Documents, and (c) restrictions under applicable securities laws.

Section 3.05    Litigation. There are no Actions pending or, to the Knowledge of Seller, threatened in writing, or, to the Knowledge of Seller, any investigations ongoing or threatened in writing against Seller before any Governmental Authority or any arbitrator, that would, in the aggregate, have a material adverse effect on Seller’s ability to perform its obligations hereunder. Seller is not subject to, and, to the Knowledge of Seller, has not been threatened with, any judgment, decree, injunction, rule or order of any Governmental Authority or any arbitrator that prohibits the consummation of the transactions contemplated by this Agreement or would, in the aggregate, have a Material Adverse Effect.

Section 3.06    Brokers. Seller has no liability or obligation to pay fees or commissions to any broker, finder or agent with respect to the transactions contemplated by this Agreement for which Purchaser or any of its Affiliates could become liable or obligated.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES REGARDING THE COMPANY

Seller hereby represents and warrants to Purchaser as follows, as of the Execution Date and as of the Closing Date; provided, that (a) the representations and warranties shall be qualified by the Schedules (subject to the restrictions set forth herein) and (b) the accuracy of representations and warranties that, by their terms, expressly speak as of a specific date will be determined as of such date:

Section 4.01    Organization and Qualification. The Company is a limited liability company duly formed, validly existing and in good standing under the laws of the State of Delaware. The Company has all requisite limited liability company power and authority to own, lease and operate its assets and properties owned, leased and operated by it, and to carry on its business. The Company is duly licensed or qualified as a foreign limited liability company to transact business and is in good standing in each jurisdiction in which the properties owned, leased or operated by it or the nature of the business conducted by it makes such licensing or qualification necessary. The Charter Documents of the Company, copies of which have previously been made available to Purchaser, are true and correct copies of such documents.

Section 4.02    No Conflicts; Consents and Approvals. Except as set forth on Schedule 4.02, the execution and delivery of this Agreement does not, and the performance by Seller of its obligations under this Agreement and the consummation of the transactions contemplated hereby (including the Pre-Closing Asset Transfer) will not:

(a)        conflict with or result in a violation or breach of any of the terms, conditions or provisions of the Charter Documents of the Company;

(b)        except with respect to the termination of the O&M Agreement, violate or result in a default (or give rise to any right of termination, cancellation or acceleration), or require any notice, under any Contract to which the Company is a party or by which it is bound or to which any of its assets is subject or result in the imposition of any Lien (other than a Permitted Lien) upon any of the assets of the Company; and

(c)        assuming FERC Approval and all other Seller Approvals have been made, obtained or given, (i) violate or breach any Law or writ, judgment, order or decree applicable to the Company (ii) require any notice to, filing with, or authorization, consent or approval of any Governmental Authority under any Law applicable to the Company or (iii) require the consent or approval of any third party (other than a Governmental Authority) under any Contract.

Section 4.03    Subsidiaries; No Other Business. The Company has no Subsidiaries and does not otherwise, directly or indirectly, control, own, or have an Equity Interest in any Person and has not conducted any business other than activities incidental to its ownership and operation of the Facility.

Section 4.04    Litigation. Except as disclosed on Schedule 4.04, there are no Actions pending or, to the Knowledge of Seller, threatened in writing, and there are no investigations ongoing or, to the Knowledge of Seller, threatened in writing against the Company or the Facility (or any of the assets of the Company) or against Seller or its Affiliates (to the extent related to the Facility) before any Governmental Authority or any arbitrator. Except as disclosed on Schedule 4.04, there are no outstanding decrees, injunctions, judicial orders or judgments of any Governmental Authority or any arbitrator to which either Seller (to the extent related to the Facility) or the Company is subject or, to the Knowledge of Seller, has been threatened with, or by which Seller (to the extent related to the Facility), the Company or the Facility (or any assets of the Company) are bound.

Section 4.05    Compliance with Laws; Permits.

(a)        Except as disclosed on Schedule 4.05(a), since November 7, 2011 (the “Applicable Lookback Date”), to the Knowledge of Seller, the Company has not been, and is not now, and the operation of the Facility has not been, and is not now, in violation in any material respect of any applicable Law, and the Facility and the Leased Real Property have operated in compliance, and are operating now in compliance, in all material respects with applicable Laws.  The Company is registered with NERC and is in material compliance with all NERC standards applicable to Generation Owners and Generation Operators of Bulk Electric Systems and applicable to the Facility.

(b)        Schedule 4.05(b)(i) sets forth all permits, licenses, franchises, variances, exemptions, orders and other authorizations, consents and approvals from Governmental Authorities (“Permits”) held by the Company or which relate to the operation of the Facility or any assets that are used or held by Seller or any of its Affiliates in connection with operation of the Facility, and the holder thereof. Except as set forth on Schedule 4.05(b)(ii), the Company holds, and is in compliance in all material respects with, all Permits required to be listed on Schedule 4.05(b)(i), and is not in violation in any material respect of the terms of any such Permits, and there is no pending governmental Action or, to the Knowledge of Seller, any threat by any Governmental Authority to cancel, modify, or fail to renew any such Permit, other than modifications to the authorizations of the Company from FERC to sell electric energy, capacity and certain ancillary services at market-based rates of general applicability to similarly-situated sellers.

Section 4.06    Contracts.

(a)        Schedule 4.06(a) sets forth a list of all of the following Contracts to which the Company is a party or by which it is bound or to which Seller or any of its Affiliates is a party to the extent primarily related to the Facility (such Contracts required to be listed on Schedule 4.06(a), whether or not actually listed, the “Material Contracts”):

(i)         any Contract requiring payments, either individually or in the aggregate, in excess of $50,000 per annum;

(ii)       any Contract under which it has created, incurred, assumed or guaranteed any Debt;

(iii)      any Contract for the purchase or sale of equipment or services in excess of $50,000;

(iv)       any Contract concerning a partnership or joint venture;

(v)        any Contract containing exclusivity, noncompetition or nonsolicitation provisions or that would otherwise prohibit or restrict the Company from freely engaging in business anywhere in the world or prohibiting or limiting the solicitation of the employees or contractors of any other Person;

(vi)       any Contract requiring the Company to purchase or sell a stated portion of the requirements or outputs of the business or that contain “take or pay” provisions;

(vii)     any Contract with any Governmental Authority;

(viii)    any Contract for the employment of any individual on a full-time, part-time, consulting or other basis providing annual compensation in excess of $50,000 or providing severance benefits;

(ix)       any Contract granting to any Person rights to purchase any of the assets, Interests or business of the Company (other than this Agreement);

(x)        any Contract terminable by the other party upon a change of control of the Company;

(xi)       any Contract under which the Company has advanced or loaned any amount to any Person other than advances to directors, officers and employees in the Ordinary Course;

(xii)     any Contract relating to any surety bond or letter of credit required to be maintained by the Company;

(xiii)    any Contract granting any power of attorney with respect to the affairs of the Company; and

(xiv)     any Contract between the Company, on the one hand, and Seller or any of its Affiliates (other than the Company), on the other hand.

(b)        Seller has made available to Purchaser copies of, or access to, true and complete copies of all Material Contracts (as amended to date).

(c)        Except as set forth on Schedule 4.06(c) hereto, each Material Contract is a legal, valid and binding obligation of the Company, Seller or an Affiliate, as applicable, and, to the Knowledge of Seller, the other parties thereto, enforceable against the Company, Seller or an

Affiliate, as applicable, and, to the Knowledge of Seller, the other parties thereto in all material respects in accordance with their respective terms, except as the same may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors’ rights generally and general equitable principles regardless of whether considered in a proceeding at law or in equity.

(d)        Neither the Company nor, to the Knowledge of Seller, any other party to a Material Contract is in breach or default thereunder, and to the Knowledge of Seller, no event has occurred that, with lapse of time, notice or action by a third party, would constitute a breach or default, or permit termination, modification or acceleration, under any Material Contract to which the Company is a party or by which it is bound or to which its assets or property is subject. No party has repudiated any material provision of the Material Contracts.

(e)        Schedule 4.06(e) sets forth a list of the Contracts to which Seller or any of its Affiliates is a party that (i) are not primarily related to the Facility and (ii) are necessary to enable the operation of the Facility (collectively the “Shared Contracts”).

Section 4.07    Assets.

(a)        Real Property.

(i)         Other than the property leased to the Company pursuant to the Facility Lease (the “Leased Real Property”), the Company does not own or lease any real property, and there is no other real property used in connection with the ownership and operation of the Facility.

(ii)       The Company is not in default under the Facility Lease. There does not exist under the Facility Lease an event, condition or circumstance that with notice or lapse of time would constitute a default or breach by the Company.  Except under the O&M Agreement, the Company has not subleased, assigned or otherwise granted to any Person the right to possess, use or occupy the Leased Real Property or any portion thereof. There are no unsatisfied capital expenditure requirements or remodeling obligations of the Company at the Leased Real Property other than ordinary maintenance and repair obligations. All buildings, fixtures, tangible personal property and leasehold improvements owned or leased by the Company or otherwise used in connection with the operation of the Facility are located on the Leased Real Property.

(iii)      There are no material defects in, mechanical failure of, or damage to the Leased Real Property.  All of the systems located at or on the Leased Real Property, including the mechanical, electrical and HVAC systems, are in good working condition. Neither Seller nor the Company has received written notice of any, and to the Knowledge of Seller there is no, actual or threatened curtailment, cancellation or suspension of any utility service, except in accordance with the terms of such service (e.g. force majeure). Since the Applicable Lookback Date, the Company has not experienced any disruptions to its operations arising out of any recurring loss of electrical power, flooding, limitations to access to public sewer and water or restrictions on septic service.

(iv)       Since the Applicable Lookback Date, the Company has not received any written notice from any Governmental Authority regarding (A) any violation of Laws applicable to the Leased Real Property or (B) any pending or threatened litigation or condemnation proceeding affecting the Leased Real Property.

(b)        Other Property.

(i)         List of Inventory. Set forth on Schedule 4.07(b)(i) is a complete and correct list of all of the Inventory with a unit cost in excess of $1,000 as of the Execution Date.

(ii)       Title to Personal Property. The Company has good and marketable title to all of the Inventory, equipment and other tangible personal property that it owns and purports to own, free clear of all Liens other than Permitted Liens, and has valid and enforceable contractual rights to hold and use all of the other tangible personal property used or held for use by it in the operation of the Facility.

(iii)      Maintenance and Repairs.   Seller has made available, or prior to Closing will make available, to Purchaser all material maintenance and repair records relating to the Facility that are attributable to the period after the Applicable Lookback Date.

(c)        As of the Closing, (i) the Company will own, or have rights by Contract to use, all assets which are necessary to operate the Facility in the Ordinary Course, and (ii) Seller or its Affiliates will have assigned, conveyed and transferred to the Company all of their right, title and interest in and to all of the assets owned by Seller or its Affiliates, or in which they have any interest whatsoever, that are necessary to operate the Facility.

(d)        All buildings, structures, improvements, fixtures, building systems and equipment, and all components thereof, included in the Leased Real Property are in good operating condition and repair (ordinary course wear and tear excepted).

Section 4.08    Employees and Independent Contractors.

(a)        The Company does not have, and since the Applicable Lookback Date has not had, any employees. Operator is the only entity that is regularly providing operating and maintenance services to the Company.

(b)        Schedule 4.08 sets forth a list of all major independent contractors who have performed services for the Facility during the twelve (12) months immediately prior to the Execution Date (or, in the case of the Updated Schedules, during the twelve (12) months immediately prior to the Updated Schedules Date), including a description of such services performed.

Section 4.09    Environmental Matters.

(a)        Except as set forth on Schedule 4.05(a),  the Company is, and since the Applicable Lookback Date has been, in compliance in all material respects with all Environmental Laws.

(b)        Except as set forth on Schedule 4.05(a), since the Applicable Lookback Date, the Company has operated, maintained, and repaired the Facility and used the Leased Real Property in compliance in all material respects with all Environmental Laws.  Except as set forth on Schedule 4.05(a), the Permits listed in Schedule 4.05(b)(i) include all Permits required under any Environmental Law necessary for the operation of the Facility, as currently operated.

(c)        Since the Applicable Lookback Date and, to Seller’s Knowledge, prior to such date, no  written notice, order, request for information, complaint or penalty has been received by the Company, Seller or any of its Affiliates that asserts any violation (or potential violation) of, or Liability under, any Environmental Law with respect to the Facility.  There are no Actions pending or, to the Knowledge of Seller, threatened which allege a violation of, or Liability under, any Environmental Law, nor has the Company agreed to indemnify, assume, or otherwise taken responsibility for any violation of, or Liability arising under, any Environmental Law, except as set forth in any Material Contracts listed on  Schedule 4.09(c).

(d)        Since the Applicable Lookback Date and, to Seller’s Knowledge, prior to such date, the Company has not Released, or permitted any Release or threat of Release, of Hazardous Substances at, onto or from the Leased Real Property, in a manner that would reasonably be expected to result in any material Liability under Environmental Law.

(e)        Since the Applicable Lookback Date and, to Seller’s Knowledge, prior to such date, the Company has not stored, utilized or permitted any Hazardous Substances to be generated on the Leased Real Property, except in compliance with all Environmental Laws.

(f)        Except as would not be reasonably likely to result in a Material Adverse Effect, since the Applicable Lookback Date and, to Seller’s Knowledge, prior to such date, the Company has not disposed of or permitted any Hazardous Substances to be disposed of on the Leased Real Property, except in compliance with all Environmental Laws.

(g)        Seller has delivered to Purchaser true and complete copies of all environmental audit reports, inspection reports, site assessments, studies, analyses, tests or monitoring possessed by, or within the control of, Seller or its Affiliates pertaining to the Company or the Facility.

(h)        Since the Applicable Lookback Date, the Company has not installed any underground storage tanks at the Leased Real Property.

(i)         There is no site to which the Company has transported or arranged for the transport of Hazardous Substances since the Applicable Lookback Date, except in material compliance with all Environmental Laws.

(j)         Except as set forth on Schedule 4.05(a), to the Knowledge of Seller, there are no facts, circumstances, conditions or occurrences relating to the Company or the Facility that would be expected to form the basis of an Action by any Governmental Authority under any

Environmental Law against Seller, the Company or their Affiliates, except as would not have a Material Adverse Effect.

Section 4.10    Insurance.

(a)        Schedule 4.10(a)(i), sets forth a true and complete list of all current policies or binders of fire, liability, product liability, umbrella liability, real and personal property, workers’ compensation, vehicular, fiduciary liability and other casualty and property insurance maintained by the Company or any Affiliate (to the extent relating to the Facility) (collectively, the “Insurance Policies”). Seller has made available to Purchaser accurate and complete copies of the certificates of insurance for each Insurance Policy. Since the Applicable Lookback Date, the Company has not made any claim under any of the insurance policies, or suffered any losses that could give rise to any such claims, for an amount in excess of $250,000, and except as set forth on Schedule 4.10(a)(ii), there are no pending claims under any Insurance Policy.  Since the Applicable Lookback Date, neither the Company nor any of its Affiliates has failed to give, in a timely manner, any material notice required under any of the Insurance Policies to preserve its rights thereunder with respect to the Facility and all other material assets of the Company.

(b)        Except as set forth on Schedule 4.10(a)(ii), there are no claims related to the Facility pending under any such Insurance Policies as to which coverage has been questioned, denied or disputed or in respect of which there is an outstanding reservation of rights. To the Knowledge of Seller, the Company has not received any written notice of cancellation of, premium increase with respect to, or alteration of coverage under, any of such Insurance Policies. All premiums due on such Insurance Policies have either been paid or, if not yet due, accrued. All such Insurance Policies (i) are in full force and effect and enforceable in accordance with their terms; (ii) are provided by carriers who are financially solvent; and (iii) have not been subject to any lapse in coverage. The Company is not in default under, and has not otherwise failed to comply with, in any material respect, any provision contained in any such Insurance Policy.

Section 4.11    Taxes.

(a)        Except as set forth in Schedule 4.11(a), since the Applicable Lookback Date, all material Tax Returns required to be filed by the Company have been timely filed (taking into account any properly obtained extensions) and all such Tax Returns were correct and complete in all material respects.  Since the Applicable Lookback Date, all Taxes due and owing by the Company (whether or not shown to be due and payable on any Tax Return) have been timely paid or a reserve for the amount of such Tax has been established, which reserve shall have been accrued on the books and records of the Company.

(b)        Except as set forth in Schedule 4.11(b), (i) there is no Action, to the Knowledge of Seller, pending or threatened against the Company with respect to Taxes or with respect to any Tax Return filed by the Company, (ii) there are no waivers or extensions of any applicable statute of limitations for the assessment or collection of material Taxes of the Company that remain in effect, (iii) the Company is not currently the beneficiary of any extension of time within which to file any Tax Return, (iv) there are no Liens for Taxes upon the assets of the Company, other than Permitted Liens, and (iv) the Company has withheld and remitted to the proper Taxing Authority all Taxes that it was required to withhold and remit, and the Company has materially complied with all associated or related reporting and record keeping requirements.

(c)        Except as set forth in Schedule 4.11(c), the Company (i) has no Liability for the Taxes of any other Person as a transferee or successor or pursuant to any applicable Law, (ii) is not a party to any currently applicable Tax sharing, allocation or indemnity agreement, arrangement or similar Contract the subject matter of which is the payment of or indemnification for Taxes, (iii) has not participated in any “listed transaction” as defined in Section 6707A of the Code or Treasury Regulation Section 1.6011-4(b)(2) or any comparable provision of state, local or non-United States Law, (iv) has not distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 of the Code or Section 361 of the Code, or (v) has not received notice of any Action by a Taxing Authority in a jurisdiction where the Company has not filed and currently does not file Tax Returns that it is or may be (or was or may have been) subject to taxation by that Taxing Authority.

(d)        Schedule 4.11(d) lists all Tax Returns filed by the Company for taxable periods beginning after December 31, 2015, indicates which of those Tax Returns, to the Knowledge of Seller, have been audited, and indicates which of those Tax Returns currently are the subject of audit. The Company has made available to Purchaser correct and complete copies of all Tax Returns filed by the Company and all examination reports and statements of deficiencies assessed against or agreed to by the Company for which the applicable statutes of limitation have not expired.

(e)        The Company and Seller were each classified as an association taxable as a corporation for United States federal Tax purposes at all times since such entity was formed through December 31, 2017.  Since January 1, 2018, the Company and Seller have each been classified as a disregarded entity for United States federal Tax purposes.

(f)        Schedule 4.11(f) sets forth: (i) a list of the Company’s “check-the-box” federal income Tax elections then in effect, and similar elections under foreign law; and (ii) a list of any and all joint ventures, partnerships, limited liability companies, disregarded entities or other business entities (within the meaning of Treas. Reg. Section 301.7701-3) in which the Company has an equity interest.

(g)        The Company is not required to include any material amount in taxable income, exclude any material item of deduction or loss from taxable income, or make any material adjustment under Section 481(a) of the Code for any taxable period (or portion thereof) ending after the Closing Date as a result of any (i) installment sale or open transaction disposition made on or prior to the Closing Date, (ii) prepaid, advance payment, or deposit amount received or deferred revenue accrued on or prior to the Closing Date, (iii) improper use of accounting method or change in method of accounting for a taxable period ending on or prior to the Closing Date (including, for the avoidance of doubt, any 481 adjustment pursuant to Section 13221(d) of U.S. P.L. 115-97), (iv) “closing agreement” as described in Section 7121 of the Code (or any similar provision of state, local or foreign income Tax laws) executed on or prior to the Closing Date, (v) election made under Section 108(i) of the Code on or prior to the Closing Date, (vi) intercompany transaction or excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding provision of state, local or foreign Tax law), or (vii) income inclusion pursuant to Sections 951 or 951A of the Code with respect to any interest held in a “controlled foreign corporation” (as that term is defined in Section 957 of the Code) on or before the Closing Date including, without limitation, any currently owing, accrued or deferred items of income pursuant to Section 965 of the Code.

Section 4.12    Intellectual Property.  Schedule 4.12(a) sets forth all material patents, registered trademarks, registered service marks, registered trade names and registered copyrights (collectively, “Intellectual Property”) owned by the Company. Schedule 4.12(b) sets forth all material licenses and other agreements granting rights to use intellectual property of others used by the Company in the operation of the Facility, but excluding, for purposes of clarity, any non-exclusive inbound licenses, including “shrink-wrap” or “click-wrap” licenses, terms of service, terms of use and similar agreements for commercially available off-the-shelf software, services or software-as-a-service platforms. Since the Applicable Lookback Date, the Company has not received from any third party any material claim in writing that the Company is infringing the Intellectual Property of such third party. Except as set forth in Schedule 4.12(c), to the Knowledge of Seller: (i) the use of the Intellectual Property by any member of the Company Group does not infringe on the rights of any third party and (ii) there is no Action of any Person that challenges the rights of the Company in respect of the Intellectual Property.

Section 4.13    PUHCA. The Company meets the requirements for, and has been determined by FERC to be, an “Exempt Wholesale Generator” within the meaning of the Public Utility Holding Company Act of 2005.

Section 4.14    Brokers. The Company has no liability or obligation to pay fees or commissions to any broker, finder or agent with respect to the transactions contemplated by this Agreement for which Purchaser or any of its Affiliates could become liable or obligated.

Section 4.15    Capital Structure. The Interests constitute all of the outstanding Equity Interests of the Company. There are no outstanding rights to acquire from the Company, or any obligations of the Company to issue, any Equity Interests of the Company, and there are no outstanding obligations of the Company to repurchase, redeem or otherwise acquire any Equity Interests of the Company.  Except for the Company’s Charter Documents, the Company is not a party to any agreement restricting the purchase or transfer of, relating to the voting of, requiring the registration of, or granting any preemptive or antidilutive rights with respect to, any Equity Interests of the Company.

Section 4.16    Financial Statements.

(a)        The Company has heretofore delivered to Purchaser the following financial statements (“Financial Statements”):

(i)         the unaudited balance sheet of the Company as of December 31, 2018, the unaudited income statement for the year ended December 31, 2018, and the unaudited statement of cash flows for the year ended December 31, 2018; and

(ii)       the unaudited balance sheet of the Company as of March 31, 2019, the unaudited income statement for the three-month period ended March 31, 2019,

and the unaudited statement of cash flows for the three-month period ended March 31, 2019.

(b)        The Financial Statements and the Latest Balance Sheet (i) were prepared from the books and records kept by the Company, (ii) fairly present in all material respects the financial position of the Company, as of such dates, and the results of the Company’s operations and the Company’s cash flows for the periods then ended, and (iii) were prepared in accordance with GAAP consistently applied (subject to year-end audit adjustments and the absence of footnote disclosure). No financial statements of any Person other than the Company are required by GAAP to be included in the Financial Statements.

Section 4.17    Liabilities. The Company does not have any Liabilities except for those (a) reflected or reserved on the Latest Balance Sheet, (b) incurred or accrued since the Latest Balance Sheet Date in the Ordinary Course (none of which is a Liability for breach of contract, breach of warranty, tort, or infringement or an Action or an environmental Liability), or (c) set forth on Schedule 4.17.

Section 4.18    Changes in Circumstances.

(a)        Since December 31, 2018, the Company has conducted its business in the Ordinary Course, and there have been no changes, effects, occurrences or developments that (i) are outside of the Ordinary Course or (ii) have had, or could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

(b)        Without limiting the foregoing, except as disclosed on Schedule 4.18, from December 31, 2018 to the Execution Date, the Company has not:

(i)         sold, leased, transferred or assigned any of its assets, tangible or intangible, other than in the Ordinary Course;

(ii)       entered into any Contract (or series of related Contracts) involving more than $50,000;

(iii)      accelerated, terminated, materially modified or cancelled any Contract (or series of related Contracts) involving more than $50,000 to which the Company is a party or by which it is bound;

(iv)       waived any rights of material value or suffered any material losses, whether or not in the Ordinary Course;

(v)        imposed, or to the Knowledge of Seller, had imposed against it, any Lien (other than Permitted Liens) upon any of its assets other than in the Ordinary Course;

(vi)       discharged or satisfied any Lien or paid any Liability, in each case with a value in excess of $50,000, other than current liabilities paid in the Ordinary Course;

(vii)     issued any note, bond or other debt security to, or created, incurred, assumed or guaranteed any indebtedness for borrowed money or capitalized lease obligation either involving more than $50,000 singly or $100,000 in the aggregate;

(viii)    issued, sold or transferred any of its equity securities, securities convertible into or exchangeable for its equity securities or warrants, options or other rights to acquire its equity securities, or any bonds or debt securities;

(ix)       entered into any transaction with any Affiliate;

(x)        experienced any material theft, damage, destruction or loss (whether or not covered by insurance);

(xi)       entered into any employment Contract or collective bargaining agreement, written or oral, or modified the terms of any such existing Contract; or

(xii)     entered into any written commitment to do any of the items described in this Section 4.18.

Section 4.19    No Other Representations and Warranties.  Except for the representations and warranties contained in this Agreement (as qualified by the Schedules), neither the Seller, the Company, nor any other Person has made or makes any other express or implied representation or warranty, either written or oral, on behalf of Seller or the Company, including any representation or warranty as to the accuracy or completeness of any information regarding the Company furnished, provided, or made available to Purchaser and its Representatives or as to the future revenue, profitability or success of the Company, or any representation or warranty arising from statute or otherwise in Law.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF PURCHASER

Purchaser hereby represents and warrants to Seller as follows, as of the Execution Date and as of the Closing Date:

Section 5.01    Organization and Qualification. Purchaser is a corporation duly formed, validly existing and in good standing under the Laws of the State of Colorado. Purchaser is duly qualified or licensed to do business in each other jurisdiction where the actions required to be performed by it hereunder makes such qualification or licensing necessary, except in those jurisdictions where the failure to be so qualified or licensed would not have a material adverse effect on Purchaser’s ability to perform its obligations hereunder.

Section 5.02    Authority. Purchaser has all requisite corporate power and authority to enter into this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery by Purchaser of this Agreement and the performance by Purchaser of its obligations hereunder have been duly and validly authorized by all necessary corporate action on behalf of Purchaser. This Agreement has been duly and validly executed and delivered by Purchaser and constitutes the legal, valid and binding obligation of Purchaser enforceable against Purchaser in accordance with its terms except as the same may be limited by bankruptcy, insolvency, reorganization, arrangement, moratorium or other similar Laws relating to or affecting the rights of creditors generally, or by general equitable principles.

Section 5.03    No Conflicts; Consents and Approvals. The execution and delivery by Purchaser of this Agreement does not, and the performance by Purchaser of its obligations under this Agreement and the consummation of the transactions contemplated hereby will not:

(a)        conflict with or result in a violation or breach of any of the terms, conditions or provisions of its Charter Documents;

(b)        violate or result in a default (or give rise to any right of termination, cancellation or acceleration) under any Contract binding on Purchaser or to which Purchaser is a party, except for any such violations or defaults (or rights of termination, cancellation or acceleration) which would not, in the aggregate, have a material adverse effect on Purchaser’s ability to perform its obligations hereunder; and

(c)        assuming FERC Approval and State Regulatory Approval have been obtained, (i) violate or breach any Law or writ, judgment, order or decree applicable to Purchaser or (ii) require the consent or approval of any Governmental Authority under any applicable Law, except where any such violation or breach or the failure to obtain any such consent or approval would not have a material adverse effect on Purchaser’s ability to perform its obligations hereunder.

Section 5.04    Litigation. There are no Actions pending or, to Purchaser’s Knowledge, threatened, against Purchaser before any Governmental Authority or any arbitrator, that would, in the aggregate, have a material adverse effect on Purchaser’s ability to perform its obligations hereunder. Purchaser is not subject to any judgment, decree, injunction, rule or order of any Governmental Authority that prohibits the consummation of the transactions contemplated by this Agreement or would, in the aggregate, have a material adverse effect on Purchaser’s ability to perform its obligations hereunder.

Section 5.05    Compliance with Laws. Purchaser is not in violation of any applicable Law, except for violations that would not, in the aggregate, have a material adverse effect on Purchaser’s ability to perform its obligations hereunder.

Section 5.06    Brokers. Purchaser does not have any liability or obligation to pay fees or commissions to any broker, finder or agent with respect to the transactions contemplated by this Agreement for which Seller or any of its Affiliates could become liable or obligated.

Section 5.07    No Registration for Acquisition. Purchaser is acquiring the Interests for its own account without the present intent to sell, transfer or otherwise distribute the same to any other Person in violation of the Securities Act of 1933 (“1933 Act”). Purchaser acknowledges that the Interests are not registered pursuant to the 1933 Act and that the Interests may not be transferred, except pursuant to an applicable exception under the 1933 Act. Purchaser is an “accredited investor” as defined under Rule 501 promulgated under the 1933 Act.  Purchaser will not sell, hypothecate or otherwise transfer the interests without registering or qualifying them under the 1933 Act, any applicable state securities Law or any other applicable Law, unless the transfer is exempted or otherwise excepted from registration or qualification thereunder.

Section 5.08    Financial Resources. Purchaser has sufficient funds available or sources of sufficient funding capacity available, and will have the same available at the Closing, to enable it to purchase the Interests on the terms hereof and otherwise perform its obligations hereunder.

Section 5.09    No Other Representations and Warranties.  Purchaser acknowledges and agrees that,  except as expressly set forth in ARTICLE III and ARTICLE IV, none of Seller, the Company, or any other Person has made any representation or warranty as to the Seller, the Company, or this Agreement, including any representation or warranty with respect to any estimates, projections or forecasts involving the Company.

ARTICLE VI

COVENANTS

The Parties hereby covenant and agree as follows:

Section 6.01    Access of Purchaser; Reporting.

(a)        During the Interim Period, Seller shall cause the Company to provide Purchaser and its Representatives with reasonable access to the Facility and suitable office space for not more than one Representative of Purchaser at the Facility for purposes of observing any installation, testing, inspections, and major maintenance performed by Seller, observing the operations of the Facility and facilitating the transition of ownership, in such a manner so as not to unreasonably interfere with the business or operations of the Company.  Purchaser shall, and shall cause its Representatives to, abide by Seller’s and its Affiliates’ safety rules, restrictions, requirements, regulations, and operating policies while accessing the Facility.  Neither Purchaser nor its Representatives shall be entitled to perform any intrusive or subsurface investigation or collect or analyze any environmental samples (including building materials, indoor and outdoor air, surface and ground water, and surface and subsurface soils), without the prior written authorization of Seller (which authorization may be withheld in Seller’s sole discretion). Notwithstanding the foregoing, neither Seller nor the Company shall be required to provide any information or allow any inspection which they reasonably believe they may not provide to Purchaser or allow by reason of applicable Law or protection of human health or safety. In addition, during the Interim Period, with the prior written consent of Seller (which consent shall not be unreasonably withheld), Purchaser and its Representatives shall be entitled to contact any of the Company’s vendors, customers or suppliers, or any Governmental Authorities regarding Seller, the Company or the Facility; provided, that Purchaser shall give Seller advance notice of not less than three (3) Business Days and the Company shall have the right to have a representative on its behalf present for any communication with such persons; provided,  further that the foregoing is not intended to prohibit Purchaser from contacting those Governmental Authorities from whom it must obtain regulatory approval regarding the transactions contemplated by this Agreement.  Following the Closing, Seller shall be entitled to retain copies of all Books and Records, subject to the terms of the confidentiality agreements entered into between Seller and Purchaser.

(b)        In connection with the rights of access, examination and inspection granted to Purchaser under this Section 6.01, (i) PURCHASER WAIVES AND RELEASES ALL CLAIMS AGAINST SELLER AND ITS AFFILIATES (INCLUDING THE COMPANY) ARISING FROM ANY PERSONAL INJURY, DEATH OR PHYSICAL PROPERTY DAMAGE

CAUSED BY PURCHASER OR ITS REPRESENTATIVES, OR VIOLATION OF SELLER’S OR ITS AFFILIATES’ RULES, REGULATIONS, OR OPERATING POLICIES BY PURCHASER OR ITS REPRESENTATIVES DURING ANY FIELD VISIT AND (ii) PURCHASER HEREBY AGREES TO INDEMNIFY, DEFEND AND HOLD HARMLESS SELLER AND ITS AFFILIATES (INCLUDING THE COMPANY) FROM AND AGAINST ANY AND ALL LOSSES ARISING FROM ANY PERSONAL INJURY, DEATH OR PHYSICAL PROPERTY DAMAGE CAUSED BY PURCHASER OR ITS REPRESENTATIVES, OR VIOLATION OF SELLER’S OR ITS AFFILIATES’ RULES, REGULATIONS, OR OPERATING POLICIES BY PURCHASER OR ITS REPRESENTATIVES DURING ANY FIELD VISIT, IN EACH CASE EXCEPT TO THE EXTENT THAT SUCH LOSSES ARISE OUT OF OR RESULT FROM THE GROSS NEGLIGENCE OR WILLFUL MISCONDUCT OF SELLER OR ITS AFFILIATES (INCLUDING THE COMPANY).

(c)        During the Interim Period, Seller shall cause the Company to:

(i)         at the request of Purchaser, confer no more than once per calendar month with representatives of Purchaser to report operational matters and the general status of ongoing operations of the business of the Company; provided, that the Company shall, at the request of Purchaser, confer with Purchaser on a weekly basis within ninety (90) days prior to Closing;

(ii)       promptly notify Purchaser, after becoming aware of the same, of (A) any material emergency regarding the Facility, (B) any written complaints, notices of investigations or hearings of any Governmental Authority regarding the Facility or (C) any material damage, theft, loss, or destruction to the Facility (ordinary wear and tear excepted);

(iii)      within sixty (60) days after the end of each fiscal year, provide the unaudited balance sheet of the Company as of the end of such year and the unaudited income statement for such 12-month period;

(iv)       within thirty (30) days after the end of each fiscal quarter, provide, the unaudited balance sheet of the Company as of the end of such quarter and the unaudited income statement for such 3-month period;

(v)        provide copies of any monthly reports delivered by Operator to Seller pursuant to the O&M Agreement within thirty (30) days after receipt by Seller thereof; and

(vi)       provide copies of any material inspection reports or regulatory filings related to the Facility, in each case, within thirty (30) days after receipt by Seller or the filing thereof.

Section 6.02    Conduct of Business Pending the Closing.

(a)        During the Interim Period, Seller shall (i) cause the Company to operate and maintain the Facility in the Ordinary Course in accordance with the operating requirements set forth in the PPA and the O&M Agreement (excluding any action required to be taken in order to comply with the terms of this Agreement, including Section 6.10 and Section 6.12) and in compliance in all material respects with all applicable Laws; and (ii) use commercially reasonable efforts to (A) preserve intact the business organization and goodwill of the Company, and (B) maintain satisfactory relationships with material customers, material suppliers and others having material business relationships with the Company.

(b)        Except as otherwise set forth in Schedule 6.02(b) or as consented to by Purchaser, which consent shall not be unreasonably withheld, conditioned or delayed, the Company will not, and neither Seller nor any of its Affiliates shall cause the Company to, during the Interim Period:

(i)         sell, lease, license, transfer, convey, pledge, encumber or otherwise dispose of any Inventory, equipment or other tangible property, except (A) for Permitted Liens and (B) the Ordinary Course sale, lease, license, transfer, conveyance, pledge, encumbrance or disposal of any Inventory, equipment or other tangible property, in each case, with a face value less than $5,000;

(ii)       incur, create, assume or otherwise become liable for any Debt other than (A) trade or accounts payable incurred in the Ordinary Course or (B) Debt that will be discharged at or prior to the Closing;

(iii)      fail to maintain its existence or merge or consolidate with any other Person or acquire all or substantially all of the assets of any other Person;

(iv)       create any Subsidiary;

(v)        issue or sell any of its equity interests;

(vi)       liquidate, dissolve, reorganize or otherwise wind up its business or operations;

(vii)     purchase any securities of any Person;

(viii)    amend or modify its Charter Documents;

(ix)       effect any recapitalization, reclassification or like change in its capitalization;

(x)        acquire any assets in excess of $50,000 in the aggregate, except in the Ordinary Course;

(xi)       engage in any business other than the ownership, operation and maintenance of the Facility;

(xii)     make any material change in its accounting or Tax reporting principles, methods or policies, except as required by GAAP or changes in applicable accounting rules or Law;

(xiii)    cease to be treated as a disregarded entity for United States federal and Colorado state income Tax purposes;

(xiv)     make any material change in the levels of inventory maintained at the Facility for the applicable time of year, except for such changes as are consistent with Good Industry Practices;

(xv)      enter into, amend, modify, cancel, terminate or grant any waiver under any Contract required to be listed in Schedule 4.06(a), other than (A) the PPA, (B) the Facility Lease, or (C) any Contract that (1)  is terminable by the Company (or following the Closing, Purchaser) for any reason upon less than thirty-one (31) days’ notice without material penalty or (2) involves payments by the Company or its Affiliates of less than $50,000 and is terminated or expires prior to the Closing with no further obligation or Liability of the Company;

(xvi)     make any loans or advances to any Person, except for expenses incurred in the Ordinary Course;

(xvii)   enter into any agreement or settlement with any Governmental Authority that relates to any amount of Tax;

(xviii)  conclude or agree to any corrective action plans, consent decrees, actions or orders with a Governmental Authority;

(xix)     settle, compromise or waive any material rights relating to any litigation or arbitration matter;

(xx)      enter into any transaction with any Affiliate by which the Company would be bound following the Closing or for which Purchaser would have any Liability;

(xxi)     cancel or terminate any policy of insurance or cause any of insurance policy to lapse, unless such policy is simultaneously replaced with a policy of insurance from financially responsible insurers covering substantially the same or greater risks, including substantially the same or greater coverage amounts, and including substantially the same or lower deductibles;

(xxii)   hire any individual as an employee or otherwise establish or maintain any employer/employee relationship with any individual; or

(xxiii)  agree or commit to do any of the foregoing.

(c)        Notwithstanding Section 6.02(a) or Section 6.02(b) or any other provision herein, the Company may (i) take commercially reasonable actions with respect to emergency situations or to comply with applicable Law or any Contract, including the PPA, (ii) at or before the Closing, to irrevocably transfer out all cash to Seller, (iii) take, or permit Operator to take, any action permitted under the O&M Agreement, and (iv) take any action required in order to comply with the terms of Section 6.10 or Section 6.12.

(d)        With respect to any Permits that will expire, lapse or otherwise cease to be effective prior to the Closing Date or within sixty (60) days thereafter and any Permits for which the filing of an application for extension, renewal or replacement is due during the Interim Period (regardless of whether such Permits will expire, lapse or otherwise cease to be effective prior to the Closing Date or within the sixty (60)-day period thereafter), including the Permits identified and described on Schedule 6.02(d), Seller shall, or shall cause the Company to, prepare and file during the Interim Period any and all such applications for the extension, renewal or replacement of such Permits and/or any and all such other filings, and shall take (or cause the Company to take) during the Interim Period any and all such other commercially reasonable actions, as may be necessary to ensure that such Permits will be extended, renewed or replaced prior to the expiration, lapsing or other cessation of the effectiveness of such Permits without any material modifications to the terms of such Permits other than (i) modifications to comply with applicable Law or any Contract, including the PPA or (ii) modifications with Purchaser’s consent, which shall not be unreasonably withheld or delayed.

(e)        For purposes of clarity, nothing contained in this Agreement shall prohibit the Company from complying with the PPA. Nothing in this Agreement shall be deemed to be an amendment or modification of the PPA.

Section 6.03    Tax Matters.

(a)        Tax Returns.

(i)         Tax Reporting. Purchaser and Seller shall, for United States federal income Tax purposes (and, to the extent permissible, for United States state and local income Tax purposes), treat the purchase and sale of the Interests pursuant to this Agreement as the purchase and sale of the assets of the Company, and shall report the purchase and sale on all such income Tax Returns consistently with such treatment.

(ii)       Seller Income Tax Returns. Seller shall include or cause to be included in its United States federal income Tax Returns (and to the extent permissible, United States state and local income Tax Returns) that include the income and activities of Seller all items of income, gain, loss, deduction and credit or other items of the Company through the Closing Date.

(iii)      Purchaser Tax Returns. Following the Closing, Purchaser shall cause to be timely filed all Tax Returns required to be filed by the Company after the Closing Date, and shall be responsible for the timely payment of all Taxes shown due thereon, subject to reimbursement by Seller pursuant to Section 6.03(e). A copy of any such Tax Return that relates to a Pre-Closing Tax Period or the Pre-Closing Straddle Period (“Pre-Closing Tax Return”) shall be (i) prepared consistently with prior Tax Returns and (ii) provided to Seller for its review and comment at least thirty (30) days prior to their due date and Purchaser shall make such changes as are reasonably requested by Seller.  Without Seller’s prior written consent, Purchaser shall not file any amendment to any Tax Return filed by the

Company that relates to a Pre-Closing Tax Period or the Pre-Closing Straddle Period.

(b)        Cooperation. Except as provided below with respect to Pre-Closing Tax Proceedings, Purchaser and Seller shall cooperate fully, and shall cause their respective Affiliates to cooperate fully, as and to the extent reasonably requested by either Party, in connection with the filing of Tax Returns pursuant to this Section 6.03 and any audit, litigation or other proceeding (each a “Tax Proceeding”) with respect to such Tax Returns. Such cooperation shall include (upon a Party’s request) the provision of records and information which are reasonably relevant to any such Tax Proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. In addition, Purchaser shall promptly notify Seller upon receipt by Purchaser or any Affiliate of Purchaser (including the Company) after the Closing Date of written notice of any Tax Proceedings with respect to Taxes relating to a Pre-Closing Tax Period or a Pre-Closing Straddle Period (“Pre-Closing Tax Proceeding”) for which Seller may be liable under this Agreement. Seller shall have the authority to represent the interests of the Company with respect to any Pre-Closing Tax Proceeding before the IRS, any other Taxing Authority, any other governmental agency or authority or any court and shall have the right to control the defense, compromise or other resolution of any such Pre-Closing Tax Proceeding, including responding to inquiries, filing Tax Returns and contesting, defending against and resolving any assessment for additional Taxes or notice of Tax deficiency or other adjustment of Taxes of, or relating to, a Pre-Closing Tax Proceeding; provided,  however, that neither Seller nor any of its Affiliates shall enter into any settlement of or otherwise compromise any Pre-Closing Tax Proceeding that adversely affects the indemnification obligations of Purchaser pursuant to this Agreement without the prior written consent of Purchaser, which consent shall not be unreasonably withheld or delayed. Neither Purchaser, the Company nor any of its Affiliates shall enter into any settlement of or otherwise compromise any Pre-Closing Tax Proceeding that adversely affects the indemnification obligations of Seller pursuant to this Agreement without the prior written consent of Seller, which consent shall not be unreasonably withheld or delayed.  Seller shall keep Purchaser fully and timely informed with respect to the commencement, status and nature of any Pre-Closing Tax Proceeding. Seller shall, in good faith, allow Purchaser to make comments to Seller, regarding the conduct of or positions taken in any such proceeding. Purchaser agrees to retain all original Books and Records related to Taxes or Tax matters until the fourth anniversary of the Closing Date.

(c)        Transfer Taxes. In the event that any Transfer Taxes (but, for the avoidance of doubt, not any Taxes based on or measured by income) are payable in connection with the sale of the Interests, all such Transfer Taxes shall be borne one-half by Purchaser and one-half by Seller. Seller shall timely file any Tax Returns for Transfer Taxes as required by applicable Law and shall notify Purchaser when such filings have been made. Seller and Purchaser shall cooperate and consult with each other prior to filing any Tax Returns for Transfer Taxes to ensure that all such Tax Returns are filed in a consistent manner.

(d)        Tax Sharing or Similar Agreement. Any Tax sharing or similar agreement between a Company on the one hand and a Seller or an Affiliate of Seller on the other hand shall terminate as of the Closing Date, and no party thereto shall have any rights or obligations thereunder with respect to any past, current or future Tax period.

(e)        Reimbursement of Certain Taxes. Any Tax (other than Transfer Taxes that are the subject of Section 6.03(c)) with respect to the Company or the property or operations of a Company that are due and payable with respect to any Tax period that begins on or before the Closing Date and ends after the Closing Date (each a “Straddle Period”) will be apportioned between the portion of the Straddle Period that ends on the Closing Date (“Pre-Closing Straddle Period”) and the portion of the Straddle Period that begins on the day after the Closing Date (“Post-Closing Straddle Period”) as follows: (i) in the case of any ad valorem real estate and personal property Taxes, on a per diem basis and (ii) in the case of any sales Taxes, use or similar Taxes, excise Taxes, value added Taxes and withholding Taxes, as determined from the books and records of the Company as though the taxable period of the Company terminated at the close of business on the Closing Date. Seller shall reimburse and pay over to Purchaser the amount of any Taxes due and payable with respect to a Pre-Closing Tax Period or Pre-Closing Straddle Period within fifteen (15) days of receipt of written request from Purchaser therefor (but in no case later than five (5) Business Days prior to the date on which the relevant Taxes are required to be paid to the relevant Taxing Authority), except to the extent such Taxes were taken into account for purposes of computing Closing Date Working Capital.

(f)        Refunds. Any Tax refund (including any interest in respect thereof) received by Purchaser or the Company, and any amounts of overpayments of Tax credited against Taxes which Purchaser, the Company or any Affiliate thereof otherwise would be or would have been required to pay that relate to Taxes attributable to any Pre-Closing Tax Period or Pre-Closing Straddle Period shall be for the account of Seller, and Purchaser shall pay over to Seller any such refund or the amount of any such credit within thirty (30) days after receipt or the application of any such refund or credit to reduce a Tax liability of Purchaser, the Company or any Affiliate thereof, except to the extent such Tax refund was taken into account in the calculation of the Closing Date Working Capital.

Section 6.04    Public Announcements; Confidentiality.

(a)        Seller and Purchaser shall not, without prior written consent of the other Party, issue any press release or make any public statement with respect to this Agreement and the transactions contemplated hereby except as may be required by applicable Law or any listing agreement with or rules of a national securities exchange or quotation system, and will consult with each other before issuing, and provide each other a reasonable opportunity to review and make reasonable comment upon, any such press release or public statement.

(b)        From and after the Execution Date and until Closing, Purchaser and its Affiliates and Representatives shall not disclose or use for purposes other than the transactions contemplated by this Agreement, any information, whether disclosed through documents, work papers, other written materials, or electronically, that is of a confidential or proprietary nature related to the Seller, the Company, or the Facility and shall maintain the  confidentiality of all such information;  provided,  however, that Purchaser may disclose any such information (i) that is or becomes generally available to the public other than as a result of disclosure by Purchaser or its Affiliates, (ii) that is or becomes available to Purchaser on a non-confidential basis from a source that is not bound by a confidentiality obligation to Seller, or (iii) with the prior written approval of Seller; provided,  further, that, to the extent that Purchaser or its Affiliates may become legally compelled to disclose any such information by any Governmental Authority or if Purchaser or its

Affiliates receives written advice of outside counsel that disclosure is required in order to avoid violating applicable Laws, Purchaser or its Affiliates may disclose such information; but only after, if applicable or relevant, they have used all commercially reasonable efforts to afford the Seller, at Seller’s sole cost and expense, the opportunity to obtain an appropriate protective order, or other satisfactory assurance of confidential treatment, for the information required to be disclosed; provided,  further, that Purchaser may disclose only that portion of such information as is necessary to comply with applicable Law or regulation, or to enforce its obligations under this Agreement.  The terms of this Section 6.04(b) shall survive any termination of this Agreement if this Agreement is, for any reason, terminated prior to the Closing.  Notwithstanding the foregoing, any information disclosed to a Governmental Authority in compliance with the requirements set forth in Section 6.06 with respect to regulatory approvals shall not be deemed to be a breach of the terms of the Confidentiality and Non-Disclosure Agreement, including any preliminary discussions between Purchaser and any Governmental Authority with respect to the State Regulatory Approval.  Purchaser shall be liable for any breach of this Section 6.04(b) by any Affiliate or Representative of Purchaser.

(c)        After Closing, Purchaser and its Affiliates and Representatives shall not disclose or use, directly or indirectly, any information, whether disclosed through documents, work papers, other written materials, or electronically, that is of a confidential or proprietary nature related to the Seller (including any information obtained in connection with the entering into of this Agreement) and shall maintain the confidentiality of all such information; provided,  however, that Purchaser may disclose any such information (i) that is or becomes generally available to the public other than as a result of disclosure by Purchaser or its Affiliates, (ii) that is or becomes available to Purchaser on a non-confidential basis from a source that is not bound by a confidentiality obligation to Seller, or (iii) with the prior written approval of Seller; provided,  further, that, to the extent that Purchaser or its Affiliates may become legally compelled to disclose any such information by any Governmental Authority or if Purchaser or its Affiliates receives written advice of outside counsel that disclosure is required in order to avoid violating applicable Laws, Purchaser or its Affiliates may disclose such information; but only after, if applicable or relevant, they have used all commercially reasonable efforts to afford the Seller, at Seller’s sole cost and expense, the opportunity to obtain an appropriate protective order, or other satisfactory assurance of confidential treatment, for the information required to be disclosed; provided,  further, that Purchaser may disclose only that portion of such information as is necessary to comply with applicable Law or regulation, or to enforce its obligations under this Agreement; and provided,  further, that this Section 6.04(c) shall not prohibit or restrict or otherwise limit the use or disclosure by Purchaser and its Affiliates of any Books and Records after Closing.  Purchaser shall be liable for any breach of this Section 6.04(c) by any Affiliate or Representative of Purchaser.

(d)        After the Closing, Seller shall not disclose or use, directly or indirectly, any information, whether disclosed through documents, work papers, other written materials, or electronically, that is of a confidential or proprietary nature related to Purchaser, the Company or the Facility and shall maintain the confidentiality of all such information; provided,  however, that Seller may disclose any such information (i) that is or becomes generally available to the public other than as a result of disclosure by any Seller, (ii) that is or becomes available to Seller on a non-confidential basis from a source that is not bound by a confidentiality obligation to Purchaser or (iii) with the prior written approval of Purchaser; provided,  further, that, to the extent that Seller may become legally compelled to disclose any such information by any Governmental Authority or if Seller receives written advice of outside counsel that disclosure is required in order to avoid violating applicable Laws, Seller may disclose such information; but only after, if applicable or relevant, it has used all commercially reasonable efforts to afford Purchaser, at Purchaser’s sole cost and expense, the opportunity to obtain an appropriate protective order, or other satisfactory assurance of confidential treatment, for the information required to be disclosed; and provided,  further, that Seller may disclose only that portion of such information as is necessary to comply with applicable Law, in connection with any required Tax disclosures or to enforce its obligations under this Agreement; and provided,  further, that this Section 6.04(d) shall not prohibit or restrict or otherwise limit the use or disclosure by Seller and its Affiliates of any Excluded Records after Closing.

Section 6.05    Expenses and Fees. Except as expressly provided otherwise herein, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the Party incurring such expenses.

Section 6.06    Agreement to Cooperate; Regulatory Approval.

(a)        Subject to the terms and conditions of this Agreement and applicable Law, each Party will use diligent and commercially reasonable efforts to (i) take, or cause to be taken, all appropriate action, and do, or cause to be done, all things necessary, proper or advisable under applicable Laws or otherwise to promptly consummate and make effective the transactions contemplated by this Agreement (and, in such case, to proceed with the consummation of the transactions contemplated by this Agreement as expeditiously as possible), (ii) obtain all authorizations, consents, orders and approvals of, and give all notices to and make all filings with, all Governmental Authorities and other third parties that may be or become necessary for the performance of its obligations under this Agreement and the consummation of the transactions contemplated by this Agreement, or that may be or become necessary pursuant to any Permit or Contract to which the Company is bound or by which the Facility or any of the Company’s assets or properties are bound (including State Regulatory Approval, FERC Approval and any Seller Approvals), and (iii) satisfy all conditions to such Party’s obligations under this Agreement.

(b)        Notwithstanding the foregoing or anything to the contrary set forth in this Agreement, nothing in this Section 6.06 shall (i) require, or be deemed to require, Purchaser, Seller, the Company or any of their respective Affiliates to agree to (A) make payments, commence legal or regulatory proceedings or agree to modifications of the terms and conditions of any agreements with third parties or Permits, (B) consent to any action or omission by the other Party or its Affiliates, (C) amend or waive any provision of this Agreement, (D) any sale, divestiture, license or disposition of assets or businesses of the Company, (E) any prohibition of or limitation on the ownership or operation of any portion of its or of any of its Affiliates’ or the Company’s assets, (F) any limitation on Purchaser’s ability to acquire or hold or exercise full rights of ownership of the Interests or to acquire or hold or exercise full rights of ownership of the Company or its businesses or assets, (G) any other limitation on Purchaser’s or any of its Affiliates’ ability to effectively control their respective businesses and assets;  or (H) any behavioral remedy of the Company or (ii) limit Purchaser’s rights hereunder to require that each State Regulatory Approval has terms and conditions acceptable to Purchaser in its sole and absolute discretion.

(c)        Each Party shall reasonably cooperate with the other Party in performing the obligations required by this Section 6.06. Notwithstanding anything to the contrary contained in this Section 6.06, if the Parties are in an adversarial relationship in litigation or arbitration, the furnishing of any documents or information in accordance herewith shall be solely subject to applicable rules relating to discovery and the remainder of this Section 6.06 shall not apply.  Prior to filing any application, form or report required for FERC Approval, Purchaser and Seller, as the case may be, shall provide each other a copy of such proposed filing for their review, provided that the Parties shall cooperate in the preparation of, and have the joint right to approve, the application for FERC Approval and any other such application, form or report that must be submitted jointly by Seller and Purchaser prior to filing.

(d)        In addition to and without limitation of the foregoing, Purchaser, on the one hand, and Seller, on the other hand, shall file (i) as soon as practicable, but in no event later than ninety (90) days following the Execution Date, a joint application for FERC Approval, and (ii)  as soon as practicable, but in no event later than forty-five (45) days following the Execution Date, any other application, form or report required by any Governmental Authority to be filed prior to Closing, except the State Regulatory Approval. With respect to FERC Approval and the Seller Approvals only, each of the Parties shall (1) respond as promptly as practicable to any inquiries or requests received from any Governmental Authority for additional information or documentation, (2) not enter into any agreement with any Governmental Authority not to consummate the transactions contemplated by this Agreement, except with the prior consent of the other Party (which shall not be unreasonably withheld, delayed or conditioned), (3) subject to Section 6.06(c), provide the other Party with a copy of any proposed filing, or amendment or supplement thereto, with any Governmental Authority concerning this Agreement or the transactions contemplated hereby for their review, except any such filing, amendment or supplement that will not become a matter of public record, (4) provide status updates to the other Party in respect of any filings with or investigation or inquiry by any Governmental Authority concerning this Agreement or the transactions contemplated hereby, as may be required by the other Party from time to time, except in respect of any such filing, investigation or inquiry that is not a matter of public record, and (5) at such Party’s sole discretion, consult with the other Party in advance of or following its participation in any substantive meeting or discussion with any Governmental Authority in respect of any filings, investigation or inquiry concerning this Agreement or the transactions contemplated hereby, and it being understood that any such consultation with the other Party shall not constitute, or be construed as constituting, the undertaking of an obligation to solicit or obtain the consent or approval of the other Party.

(e)        The application for FERC Approval shall state that the consummation of the transactions contemplated by this Agreement will have no effect (or a neutral effect) on market concentration within all relevant markets and that no further action, condition or obligation is required to satisfy the requirements under Section 203 of the Federal Power Act and applicable FERC regulations for approval for the consummation of the transactions contemplated by this Agreement; provided,  however, that Purchaser and Seller may agree to include proposed conditions or restrictions in the joint application for FERC Approval.

(f)        With respect to State Regulatory Approval, Purchaser will promptly (but in no event later than sixty (60) days following the Execution Date) submit an application or a petition to the CPUC requesting State Regulatory Approval and pay all costs associated with such filing and such proceedings.

(g)        Upon reasonable request by Seller, Purchaser shall keep Seller fully apprised of the status of the request for State Regulatory Approval.

(h)        If requested by Purchaser, Seller shall, at its own cost, reasonably cooperate and support Purchaser’s efforts to obtain State Regulatory Approval, including (i) assisting in the factual development of the filings (including Purchaser’s testimony and motions or responses thereto that Purchaser deems necessary); (ii) assisting in answering discovery conducted on Purchaser’s testimony; and (iii) providing supportive testimony, discovery and written comments from Seller; provided,  however, that Seller, the Company and their Affiliates will not communicate with the CPUC staff regarding the Facility or the regulatory approval process without Purchaser’s express consent, which consent may be withheld for any reason; provided,  further, that any such assistance by Seller shall not constitute, or be construed as constituting, the undertaking of an obligation to solicit or obtain the consent or approval of Seller with respect to the State Regulatory Approval.

(i)         In the event that the application for State Regulatory Approval is denied or approved with modifications that are unacceptable to Purchaser, Purchaser and Seller shall confer in good faith within thirty (30) days after such denial or approval to determine the feasibility of obtaining State Regulatory Approval.

(j)         Within sixty (60) days after the CPUC issues an order related to the request for State Regulatory Approval, Purchaser shall deliver written notice to Seller either (A) confirming that State Regulatory Approval has been received and that the condition in Section 7.02(f) has been satisfied or (B) stating that State Regulatory Approval has not been received with a detailed explanation supporting Purchaser’s position.

(k)        Purchaser on one hand and Seller on the other hand shall each bear fifty percent (50%) of the filing and other fees associated with any filings made pursuant to this Section 6.06 (other than filing and other fees associated with the State Regulatory Approval which shall be borne solely by Purchaser).

(l)         With regard to each impoundment at the Facility, including the evaporation pond, prior to the Closing Seller shall cause the Company to submit an Inventory and Preliminary Classification Report (the “IPCR”) to the Colorado Department of Public Health and Environment, Solid Waste Division for review and approval.  The IPCR shall include a preliminary classification of each impoundment or indicate that the impoundment is exempt from Section 9 pursuant to Section 9.1.2 of the Colorado Solid Waste Regulation, 6 CCR 1007-2:1-9.1.2.

Section 6.07    Further Assurances. Subject to the terms and conditions of this Agreement, at any time or from time to time after the Closing, at any Party’s request and without further consideration, the other Parties shall execute and deliver to such Party such other instruments of sale, transfer, conveyance, assignment and confirmation, provide such materials and information and take such other actions and execute and deliver such other documents as such Party may reasonably request in order to consummate the transactions contemplated by this Agreement.

Section 6.08    Post-Closing Access to Information. After the Closing Date, Seller and Purchaser shall grant each other (or their respective designees), and Purchaser shall cause the

Company to grant to Seller (or their respective designees), access at all reasonable times to all of the information, books and records relating to the Company and the Facility in its possession, and shall afford such Party the right (at such Party’s expense) to take extracts therefrom and to make copies thereof, to the extent reasonably necessary to implement the provisions of, or to investigate or defend any Actions arising under, this Agreement, except with respect to any information, books and records covered by the attorney-client privilege or the work product doctrine or relating strictly to internal deliberations among a Party and its Affiliates.

Section 6.09    Support Obligations. At the Closing, Purchaser shall effect the full and unconditional release of Seller and its Affiliates from any credit support obligations in favor of Purchaser provided by Seller or such Affiliates with respect to the Company, the Facility or the operation thereof, including the credit support obligations listed on Schedule 6.09.

Section 6.10    Termination of Certain Services, Contracts, Receivables and Payables. Notwithstanding anything in this Agreement to the contrary, during the Interim Period, Seller shall take such actions as may be necessary to terminate or sever as to the Company or the Facility (with appropriate mutual releases), effective upon the Closing, all Affiliate arrangements including any services jointly shared or used by any of the Company, the Facility, Seller or any of its Affiliates, including joint Tax services, joint legal services and joint banking services (to include the severance of any centralized clearance accounts), and joint operation and maintenance services, including each Contract listed on Schedule 6.10. Prior to the Closing, all amounts owing (whether or not then due and payable) (a) by the Company to any of its Affiliates or (b) by any such Affiliates to the Company (collectively, the “Affiliate Balances”) shall be fully paid and discharged, with no further obligations or liabilities in respect thereof.

Section 6.11    Insurance(a)    .  Purchaser shall be solely responsible for providing insurance for the Company and the business of the Facility from and after the Closing.  Purchaser acknowledges that no insurance coverage or policy maintained by Seller or its Affiliates for the Company or the Facility will extend beyond the Closing for the benefit of Purchaser.

Section 6.12    Asset Transfer. Prior to the Closing, Seller shall, and shall cause their respective Affiliates to, (a) assign, convey and transfer to the Company, free and clear of all Liens other than Permitted Liens, all of Seller’s or its Affiliates’ right, title and interest in and to any assets owned by Seller or its Affiliates, or in which they have any interest in, that are primarily related to the Facility and are necessary to operate the Facility and (b) cooperate with Purchaser to allow Purchaser to replicate and/or continue to receive the benefit of any Shared Contracts (collectively, the “Pre-Closing Asset Transfer”). All costs and expenses incurred in connection with such transfer shall be borne by Seller.

Section 6.13    Release. Effective as of the Closing and except as otherwise expressly set forth in this Agreement, Seller, on behalf of itself and each of its respective Affiliates and each of their respective successors and assigns, hereby irrevocably, unconditionally and completely waives and releases and forever discharges the Company of and from all debts, demands, Actions, causes of action, suits, accounts, covenants, contracts, agreements, damages, claims and other Liabilities whatsoever of every name and nature, both in law and in equity, arising out of or in connection with Seller’s capacity as owner of the Company prior to the Closing Date.  Seller shall not make, and Seller shall not permit any of its Affiliates or their respective representatives to make, any claim, including any claim of contribution or any indemnification, against Company with respect to any Liabilities or other matters released pursuant to this Section 6.13.

Section 6.14    No Shop.

(a)        Prior to the Closing, and unless and until this Agreement has been earlier terminated pursuant to the terms hereof, Seller shall not, and it shall not permit the Company or any of its and their Affiliates or any of its or their respective representatives to:

(i)         initiate, solicit or seek, directly or indirectly, any inquiries or the making of any proposal with respect to the direct acquisition of the Interests or the Facility (whether alone, in combination with or as part of a transaction involving other assets of, or the membership or other equity interests in, Seller) by any Person other than Purchaser (including by means of a merger, acquisition, consolidation, recapitalization, liquidation, dissolution, equity investment, transaction involving the assignment or transfer of the contractual relationships of Purchased Interests or similar transaction) or the sale of electric generation capacity or energy from the Facility to any Person other than Purchaser (any such proposal or offer being herein referred to as an “Acquisition Proposal”);

(ii)       engage in any negotiations or discussions with, or provide any confidential information or data to, any Person other than Purchaser (or their Representatives) relating to an Acquisition Proposal, or otherwise facilitate any effort or attempt by a person other than Purchaser to make or implement an Acquisition Proposal; or

(iii)      enter into or consummate any agreement or understanding with any Person other than Purchaser relating to an Acquisition Proposal.

(b)        Seller shall be responsible for any breach of the provisions of this Section 6.14 by Seller, the Company, or any of its or their Affiliates or any of its or their respective representatives.

(c)        Notwithstanding anything to the contrary in this Agreement, in no event shall this Section 6.14 restrict Parent or any of its Affiliates (excluding Seller or Company) from initiating, soliciting, seeking, negotiating, consummating, or entering into, any transaction involving the sale, merger, acquisition, consolidation, recapitalization, liquidation, dissolution, equity investment, divestment, assignment, or transfer of (i) all or any part of the Parent’s or such Affiliate’s assets or (ii) all or any of the Parent’s or such Affiliate’s equity interests, and Acquisition Proposal shall be deemed to not include any of the forgoing; provided, that, at least ninety (90) days prior to the consummation of such transaction, Seller shall provide written notice of Parent’s or such Affiliate’s intent to consummate such transaction.

Section 6.15    Seller and Officer Indemnification.

(a)        For a period of six (6) years following the Closing, the Company shall, and Purchaser shall cause the Company to, fulfill and honor in all respects the obligations of the Company pursuant to any indemnification provided by its Charter Documents and applicable to the Company Indemnified Parties, subject to applicable Law.  For a period of six (6) years following the Closing, the Charter Documents of the Company will contain provisions with respect to exculpation and indemnification that are at least as favorable to the Company Indemnified Parties as those contained in the Charter Documents of the Company as in effect immediately prior to the Closing Date, which provisions will not be amended, repealed or otherwise modified in any manner that would adversely affect the rights thereunder of the Company Indemnified Parties.

(b)        Prior to the Closing Date, Seller may elect to cause the Company to purchase an extended reporting period endorsement under the Company’s existing directors' and officers' liability insurance coverage for the Company’s directors and officers in a form acceptable to Seller that shall provide such directors and officers with coverage for six (6) years following the Closing Date of not less than the existing coverage and have other terms not materially less favorable to the insured Persons than the directors’ and officers’ liability insurance coverage presently maintained by the Company (the “D&O Policy”).  During the term of the D&O Policy, Purchaser shall not (and shall cause the Company not to) take any action following the Closing to cause the D&O Policy to be cancelled or any provision therein to be amended or waived in a manner adverse to the Company Indemnified Parties; provided, that neither Purchaser, the Company nor any Affiliate thereof shall be obligated to pay any premiums or other amounts in respect of such D&O Policy.

(c)        The obligations and liability of Purchaser and the Company under this Section 6.15 shall be joint and several.

(d)        Each of the Company Indemnified Parties or other Persons who are beneficiaries under the D&O Policy (and their heirs and representatives) are intended to be third party beneficiaries of this Section 6.15, with full rights of enforcement as if a party thereto.  The rights of the Company Indemnified Parties (and other Persons who are beneficiaries under the D&O Policy (and their heirs and representatives)) under this Section 6.15 shall be in addition to, and not in substitution for, any other rights that such Persons may have under the Charter Documents, any and all indemnification agreements of or entered into by the Company or applicable Law (whether at law or in equity).

(e)        In the event that the Purchaser, the Company, or any of their Affiliates (or any of their respective successors or assigns) shall consolidate or merge with any other Person and shall not be the continuing or surviving entity in such consolidation or merger, or transfers at least 50% of its assets to any other Person, then in each case proper provision shall be made so that the continuing or surviving corporation or entity (or its successors or assigns, if applicable), or transferee of such assets, as the case may be, shall assume the obligations set forth in this Section 6.15 (and the Purchaser, the Company or any of their Affiliates, as applicable, shall promptly notify the Seller of such event).  Notwithstanding anything set forth in this Section 6.15 to the contrary, in the event of a merger of the Company with and into Purchaser with Purchaser as the surviving entity, the Charter Documents of Purchaser shall be deemed to satisfy the terms of Section 6.15 and in no event will Purchaser be required to amend such Charter Documents.

Section 6.16    Inventory Surplus.  Notwithstanding anything to the contrary contained in this Agreement, Seller shall be entitled to retain, sell, transfer, convey, or otherwise dispose of any Inventory Surplus in its sole discretion.

Section 6.17    Damages Adjustment.

(a)        Prior to the Closing, if the Facility sustains any material damage or destruction (ordinary course wear and tear excepted) (“Damage”), the Seller shall, and shall cause the Company to, use commercially reasonable efforts to repair the Damage;  provided, that, if any Damage is not repaired by the Company or Seller prior to the Closing (“Unrepaired Damage”), then the Purchase Price shall be reduced by an amount (the “Damages Adjustment”) equal to (i) the costs of repair and replacement of the Unrepaired Damage to substantially the same condition immediately prior to the Damage, less (ii) the amount of any insurance proceeds received by Seller or its Affiliates related to the Damage and paid to Purchaser prior to the Closing.  Seller shall provide Purchaser with the initial estimate of any Damages Adjustment and Purchaser and Seller will cooperate and work together in good faith to agree upon the dollar value of the Damages Adjustment; provided, that if the Parties are unable to agree upon the initial calculation of the Damages Adjustment within ten (10) Business Days after the same was submitted to Purchaser by Seller, then either Party may submit the dispute to the Independent Engineer who will make a final determination. The Independent Engineer will be instructed to resolve such dispute within ten (10) Business Days of submission to the Independent Engineer.  The fees of the Independent Engineer shall be borne equally by the Parties.

(b)        Notwithstanding anything set forth in Section 6.17(a) to the contrary, if the portion of the Damages Adjustment for which Seller is not entitled to insurance payments is greater than $2,000,000, then Seller may, in its sole discretion, deliver written notice to Purchaser (the “Damages Adjustment Termination Notice”) of its intent to terminate this Agreement unless Purchaser accepts a cap on the Damages Adjustment equal to (i) the portion of the Damages Adjustment covered by Seller’s insurance policy plus (ii) $2,000,000 (the “Damages Adjustment Cap”).  During the thirty (30) day period following the delivery of the Damages Adjustment Termination Notice, (A) Purchaser and Seller shall work in good faith to determine the feasibility of repairing the Damage and  (B)  Purchaser may, in its sole discretion, deliver written notice to Seller electing to accept the Damages Adjustment Cap (the “Damages Adjustment Acceptance Notice”).  If Purchaser delivers the Damages Adjustment Acceptance Notice within such thirty (30) day period, then all references in this Agreement to the Damages Adjustment (other than Section 9.02(g))  shall be subject to the Damages Adjustment Cap.   If Purchaser either fails to deliver the Damages Adjustment Acceptance Notice within such thirty (30) day period or notifies Seller in writing that it does not accept the Damages Adjustment Cap, then Seller shall be entitled to terminate this Agreement pursuant to ARTICLE VIII.

Section 6.18    Updated Disclosure Schedules.  Within sixty (60) days prior to the Closing Date but no later than thirty (30) days prior to the Closing Date, Seller shall deliver to Purchaser updated Schedules to ARTICLE III and ARTICLE IV (the “Updated Schedules”), which shall be updated solely to reflect any matters arising from circumstances first occurring after the date of this Agreement and prior to the delivery of the Updated Schedules (such date, the “Updated Schedules Date”); provided, that the Updated Schedules may be further supplemented to reflect any matter that occurs after the Updated Schedules Date but prior to the Closing and such disclosures shall be included in the definition of Updated Schedules.  Notwithstanding anything set forth herein to the contrary, any new disclosures set forth in the Updated Schedules shall be deemed to have cured any breach of any representation or warranty made by Seller solely for the purposes of the closing conditions set forth in ARTICLE VII but such new disclosures shall not be deemed to have cured any breach of any representation or warranty made by Seller for the purposes of indemnification pursuant to ARTICLE IX, other than disclosures of any actions taken by Seller or the Company with Purchaser’s written consent or that do not require Purchaser’s consent pursuant to this Agreement, including Section 6.02, which disclosures shall be deemed to have cured any breach of Seller’s representations and warranties for all purposes of this Agreement, including for purposes of ARTICLE VII and ARTICLE IX.

Section 6.19    NERC.  From the date that is ninety (90) days prior to the Closing Date until the Closing Date, Seller shall reasonably cooperate with Purchaser in providing information necessary for Purchaser to register and maintain compliance with all NERC standards applicable to Purchaser as a result of Closing; provided, that Seller shall not be required to incur any out-of-pocket costs in connection with Seller’s obligations under this Section 6.19.

ARTICLE VII

CONDITIONS TO THE CLOSING

Section 7.01    Conditions to the Obligations of Each Party. The obligations of the Parties to proceed with the Closing are subject to the satisfaction on or prior to the Closing Date of all of the following conditions, any one or more of which may be waived in writing, in whole or in part, as to a Party by such Party:

(a)        no permanent judgment, injunction, order or decree of a court or other Governmental Authority of competent jurisdiction shall be in effect which has the effect of making the transactions contemplated by this Agreement illegal or otherwise restraining or prohibiting the consummation of the transactions contemplated by this Agreement (each Party agreeing to use its commercially reasonable efforts, including appeals to higher courts, to have any judgment, injunction, order or decree lifted);

(b)        the Parties shall have obtained FERC Approval;

(c)        all Seller Approvals shall have been obtained;

(d)        the PPA shall have expired in accordance with its terms; and

(e)        the Parties have agreed on the Damages Adjustment, if applicable.

Section 7.02    Conditions to the Obligations of Purchaser. The obligation of Purchaser to proceed with the Closing is subject to the satisfaction on or prior to the Closing Date of the following further conditions, any one or more of which may be waived, in whole or in part, by Purchaser, in its sole discretion:

(a)        Seller shall have performed all of its obligations hereunder required to be performed by it at or prior to the Closing Date in all material respects;

(b)        (i) the representations and warranties (other than Seller Fundamental Representations) of Seller contained in this Agreement shall be true and correct as of the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date) in all material respects, and (ii) the Seller Fundamental

Representations shall be true and correct as of the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date) in all respects;

(c)        Purchaser shall have received a certificate signed on behalf of Seller indicating that the conditions provided in Section 7.02(a) and Section 7.02(b) have been satisfied;

(d)        Purchaser shall have received the deliveries to be made by Seller under Section 2.04;

(e)        no Material Adverse Effect shall have occurred since the Execution Date;

(f)        State Regulatory Approval shall have been obtained in accordance with Section 6.06(f), shall be final and in full force and effect, and shall not subject Purchaser to any conditions or restrictions that are more burdensome than those proposed in the application for such order; and

(g)        the Pre-Closing Asset Transfer, if any, shall have been completed by Seller and its Affiliates, including obtaining all consents required to consummate the Pre-Closing Asset Transfer.

Section 7.03    Conditions to the Obligations of Seller. The obligation of Seller to proceed with the Closing is subject to the satisfaction on or prior to the Closing Date of the following further conditions, any one or more of which may be waived, in whole or in part, by Seller:

(a)        Purchaser shall have performed all of its obligations hereunder required to be performed by it at or prior to the Closing Date in all material respects;

(b)        (i) the representations and warranties (other than Purchaser Fundamental Representations) of Purchaser contained in this Agreement shall be true and correct as of the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date) in all material respects, and (ii) the Purchaser Fundamental Representations shall be true and correct as of the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date) in all respects;

(c)        Seller shall have received a certificate signed on behalf of Purchaser indicating that the conditions provided in Section 7.03(a) and Section 7.03(b) have been satisfied; and

(d)        Seller shall have received the deliveries to be made by Purchaser under Section 2.05.

ARTICLE VIII

TERMINATION

Section 8.01    Termination. This Agreement may be terminated and the consummation of the transactions contemplated hereby may be abandoned at any time prior to the Closing:

(a)        by mutual written consent of Purchaser and Seller;

(b)        by either Purchaser or Seller:

(i)         if the Closing has not occurred on or before the Termination Date; provided, that the right to terminate this Agreement pursuant to this Section 8.01(b)(i) shall not be available to any Party whose breach of any provision of this Agreement has been the cause of, or resulted in, the failure of the Closing to occur by the Termination Date; or

(ii)       if any court of competent jurisdiction in the United States or other United States Governmental Authority shall have issued a final order, decree or ruling or taken any other final action restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated by this Agreement and such order, decree, ruling or other action is or shall have become final and nonappealable, provided that the Party seeking to terminate this Agreement pursuant to this Section 8.01(b)(ii) shall have used reasonable commercial efforts to prevent the entry of and to remove such order, decree, ruling or final action; or

(iii)      if the Parties receive notice from FERC that FERC Approval will not be obtained;

(c)        by Purchaser (i) if (A) there has been a breach by Seller of any representation, warranty, covenant or agreement contained in this Agreement which would result in a failure of a condition set forth in Section 7.02 and (B) it cannot be cured within thirty (30) days of notice thereof, (ii) within ten (10) days after receipt of any Updated Schedule which shows that there has been a Material Adverse Effect on the Company or the Facility which Material Adverse Effect (1) was not caused by Purchaser’s breach of any provision of this Agreement or the PPA and (2) cannot be cured within thirty (30) days of notice thereof or (iii) if there is any insolvency, bankruptcy, reorganization in bankruptcy, or other similar proceeding affecting Seller or the Company;

(d)        by Purchaser if (i) State Regulatory Approval has not been obtained within eleven (11) months after the date the filing requesting such State Regulatory Approval is deemed complete by CPUC,  except Purchaser shall not be entitled to terminate this Agreement pursuant to this Section 8.01(d)(i) if Purchaser agrees or otherwise takes any action to waive the statutory deadline for the CPUC to issue a ruling with respect to the State Regulatory Approval, or (ii) the application for State Regulatory Approval is denied or subjects Purchaser to any conditions or restrictions that are more burdensome than those proposed in the application for such order;  provided, that Purchaser shall comply with the obligations in Section 6.06(i) prior to exercising any termination right under this Section 8.01(d);

(e)        by either Party if the PPA is terminated by either Party prior to expiration in accordance with the terms thereof; provided that the right to terminate this Agreement pursuant to this Section 8.01(e) shall not be available to a Party if the PPA is terminated due to a breach of the PPA by such Party;

(f)        by Seller if (i) there has been a breach by Purchaser of any representation,

warranty, covenant or agreement contained in this Agreement which (A) would result in a failure of a condition set forth in Section 7.03 and (B) cannot be cured within thirty (30) days of notice thereof, or (ii) there is any insolvency, bankruptcy, reorganization in bankruptcy, or other similar proceeding affecting Purchaser; and

(g)        by Seller in accordance with Section 6.17.

The Party desiring to terminate this Agreement pursuant to this Section 8.01 (other than pursuant to Section 8.01(a)) shall give notice of such termination to the other Party.

Section 8.02    Effect of Termination. In the event of termination of this Agreement by Seller or by Purchaser prior to a Closing pursuant to the provisions of Section 8.01, there shall be no Liability or further obligation on the part of Purchaser or Seller or their respective officers, managers or directors (except as set forth in this Section 8.02,  Section 6.01(b),  Section 6.04 (Public Announcements), Section 6.05 (Expenses and Fees), ARTICLE X (Miscellaneous) and the Confidentiality and Non-Disclosure Agreement, all of which shall survive the termination hereof); provided, that nothing in this Section 8.02 shall relieve any Party from Liability for any breach of this Agreement by such Party prior to termination of this Agreement.

ARTICLE IX

INDEMNIFICATION

Section 9.01    Survival. All representations and warranties and covenants and other obligations in this Agreement or in any other agreement, instrument or other document delivered in connection herewith, and the right to commence any Claim with respect thereto, shall survive the execution and delivery hereof and the Closing Date; provided, that (a) all representations and warranties set forth in this Agreement (other than Seller Fundamental Representations and the Purchaser Fundamental Representations) shall survive until the date that is eighteen (18) months after the Closing Date, (b) the Seller Fundamental Representations, the Purchaser Fundamental Representations, the representations in Section 4.09 (Environmental Matters), the representations in Section 4.11 (Taxes), and the covenants in Section 6.03 (Tax Matters) shall survive until the expiration of the applicable statute of limitations period plus thirty (30) days. After the termination dates set forth above or, in the case of any other covenant or other obligation contained in this Agreement or any other agreement, instrument or other document delivered in connection herewith for which a different termination date or survival period is specifically provided herein or therein, after such different termination date or the expiration of such different survival period, as the case may be, no Party may make or assert any Claim for any breach of or inaccuracy in any representation or warranty of any other Party, or for any breach by any other Party of any covenant or other obligation, contained in this Agreement or in any other agreement, instrument or other document delivered in connection herewith, except that any Claims made or asserted by a Party within the applicable time period prescribed above setting forth such Claim in reasonable detail (including a reasonable specification of the legal and factual basis for such Claim and the Loss incurred) shall survive the applicable termination date until such Claim is finally resolved and all obligations with respect thereto are fully satisfied.

Section 9.02    Indemnification.

(a)        Subject to the provisions of this ARTICLE IX, Seller, from and after the Closing Date, shall indemnify and hold harmless Purchaser and its Affiliates (including following the Closing, the Company) and their respective managers, officers, directors, employees, agents, successors and assigns (the “Purchaser Indemnified Parties”) against, and shall hold them harmless from, any and all Losses incurred, sustained or suffered by them related to, resulting from or arising out of:

(i)         any breach of, or inaccuracy in, any of the representations or warranties of the Seller contained in ARTICLE III or ARTICLE IV of this Agreement or in the certificate delivered by Seller pursuant to Section 7.02(c), in each case without giving effect to any qualifications as to materiality, Material Adverse Effect or similar qualifications contained in such representations and warranties;

(ii)       the breach by Seller of any covenants or other obligations contained in this Agreement;

(iii)      without duplication of any recovery by the Purchaser Indemnified Parties under Section 9.02(a)(i) or Section 9.02(a)(ii),  any and all Taxes (or the nonpayment thereof) of the Company that are due and payable with respect to any Pre-Closing Tax Period and any Pre-Closing Straddle Period, or of any Person imposed on the Company as a transferee or successor, by Contract or otherwise with respect to a Pre-Closing Tax Period or Pre-Closing Straddle Period, except to the extent such Taxes were taken into account for purposes of computing Closing Date Working Capital or reimbursed by Seller pursuant to Section 6.03(e);

(iv)       the Surviving Credit Agreement Indemnities; and

(v)        any matter set forth on Schedule 9.02(a)(v).

(b)        Subject to the provisions of this ARTICLE IX, Purchaser from and after the Closing Date shall indemnify and hold harmless Seller and its Affiliates and their respective managers, officers, directors, employees, agents, successors and assigns (the “Seller Indemnified Parties”) against, and shall hold them harmless from, any and all Losses incurred, sustained or suffered by them related to, resulting from or arising out of:

(i)         any breach of, or inaccuracy in, any of the representations or warranties of Purchaser contained in ARTICLE V of this Agreement or in the certificate delivered by Purchaser pursuant to Section 7.03(c), in each case without giving effect to any qualifications as to materiality, material adverse effect or similar qualifications contained in such representations and warranties; and

(ii)       the breach by Purchaser of any covenants or other obligations contained in this Agreement.

(c)        Except for Losses resulting from Claims brought on the basis of Fraud or breaches of or inaccuracies in any of the Seller Fundamental Representations, (i) the total aggregate Liability of Seller for any Claims for Losses arising under Section 9.02(a)(i) shall not exceed seventeen percent (17%) of the Final Purchase Price (the “Cap”) and (ii) the total aggregate Liability of Seller for any Claims for Losses arising under Section 9.02(a)(i) as a result of a breach of the representations in Section 4.09 (Environmental Matters) shall not exceed thirty-three percent (33%) of the Final Purchase Price.  Notwithstanding the foregoing, the aggregate amount for which Seller shall be liable pursuant to Section 9.02(a) shall not exceed the Final Purchase Price.

(d)        Except for Losses resulting from Claims brought on the basis of Fraud or breaches of or inaccuracies in any of the Purchaser Fundamental Representations, the total aggregate Liability of Purchaser for any Claims for Losses arising under Section 9.02(b)(i) shall not exceed the Cap.  Notwithstanding the foregoing, the aggregate amount for which Purchaser shall be liable pursuant to Section 9.02(b) shall not exceed the Final Purchase Price.

(e)        Except for Losses resulting from Claims brought on the basis of Fraud or breaches of or inaccuracies in any of the Seller Fundamental Representations or the representations in Section 4.09 (Environmental Matters), Seller shall have no Liability in respect of its indemnification obligations under Section 9.02(a)(i), and there shall be no Claim for indemnification asserted by a Purchaser Indemnified Party, until the aggregate amount of all Claims under Section 9.02(a)(i) exceeds, on a cumulative basis, $1,000,000 (the “Basket”),  in which case the obligations to provide indemnification to the applicable Purchaser Indemnified Party shall be for the amount of all such Claims in excess of $100,000 (the “Deductible”).

(f)        Except for Losses resulting from Claims brought on the basis of Fraud or breaches of or inaccuracies in any of the Purchaser Fundamental Representations, Purchaser shall have no Liability in respect of their indemnification obligations under Section 9.02(b)(i), and there shall be no Claim for indemnification asserted by a Seller Indemnified Party, until the aggregate amount of all Losses under Section 9.02(b)(i) exceeds, on a cumulative basis, the Basket, in which case the obligations to provide indemnification to the applicable Seller Indemnified Party shall be for the amount of all such Losses in excess of the Deductible.

(g)        Seller shall not be liable under this ARTICLE IX for any Losses to the extent such Losses are reflected in the calculation of Closing Date Working Capital, Closing Debt, Transaction Expenses or the Damages Adjustment (without regard to the Damages Adjustment Cap), in each case as finally determined pursuant to Section 2.06 or Section 6.17, as applicable.

(h)        In calculating any amount of Losses recoverable pursuant to Section 9.02(a) or Section 9.02(b), the amount of such Losses shall be reduced by (i) the amount of insurance proceeds actually recovered relating to such Loss, net of any related deductible and any expenses to obtain such proceeds and (ii) any prior or subsequent recoveries from third-parties pursuant to indemnification (or otherwise) with respect to such Losses, net of any expenses incurred by the Indemnified Party in obtaining such third-party payment. The Parties shall treat any indemnification payment pursuant to this ARTICLE IX as an adjustment to the Purchase Price for all Tax purposes unless otherwise required by applicable Law. If any insurance proceeds or other recoveries from third-parties are actually realized (in each case net of expenses of such recoveries) by an Indemnified Party subsequent to the receipt by such Indemnified Party of an indemnification payment hereunder in respect of the Claims to which such insurance proceedings or third-party recoveries relate, appropriate refunds shall be made promptly to the Indemnifying Party regarding the amount of such indemnification payment.

(i)         This ARTICLE IX shall be the sole and exclusive remedy of the Parties hereto following the Closing for any Loss arising out of, related to, or under the this Agreement and the transactions contemplated hereunder;  provided,  however, that the limitations set forth above shall not apply to (i) the remedies provided in Section 9.03, (ii) any Post-Closing Adjustment, (iii) any Claims brought on the basis of Fraud or (iv) any remedies as may be available to such Party under applicable Law in the event of any Indemnifying Party’s failure to comply with its indemnification obligations hereunder.

(j)         The right of an Indemnified Party to indemnification or to assert or recover on any Claim shall not be affected by any investigation conducted with respect to, or any information received or knowledge acquired (or capable of being received or acquired) at any time, whether before or after the execution and delivery of this Agreement, with respect to the accuracy of or compliance with any of the representations, warranties, covenants or agreements set forth in this Agreement.  The waiver by Purchaser or Seller, as applicable, of the conditions to Closing set forth in Section 7.02(a),  Section 7.02(b),  Section 7.03(a) or Section 7.03(b) shall not affect an Indemnified Party’s right to indemnification or other remedy under this ARTICLE IX based upon breach of any representation or warranty or failure to perform any obligation under this Agreement.

(k)        No Party shall be liable for special, punitive, exemplary, incidental, consequential or indirect damages, or lost profits or losses calculated by reference to any multiple of earnings before interest, tax, depreciation or amortization (or any other valuation methodology) whether based on contract, tort, strict liability, other Law or otherwise and whether or not arising from the other Party’s sole, joint or concurrent negligence, strict liability or other fault for any matter relating to this Agreement and the transactions contemplated hereby, in each case, except to the extent paid or payable to a third party.

Section 9.03    Right to Specific Performance. The Parties acknowledge and agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached.  It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent breaches or threatened breaches of this Agreement and to specifically enforce the terms and provisions of this Agreement and any other agreement or instrument executed in connection herewith or contemplated hereby, and the Parties agree that specific performance is the remedy intended by the Parties for any such breaches or threatened breaches.  The Parties agree that they shall not object to, or take any position inconsistent with respect to, whether in a court of law or otherwise, the appropriateness of specific performance as a remedy for breaching this agreement.  The Parties further agree that (a) by seeking the remedies provided for in this Section 9.03, a party shall not in any respect waive its right to seek any other form of relief that may be available to a party under this Agreement, including monetary damages and (b) the commencement of any Action pursuant to this Section 9.03 or anything contained in this Section 9.03 shall not restrict or limit any other remedies under this Agreement that may be available then or thereafter.

Section 9.04    Procedures for Indemnification.

(a)        Whenever a claim shall arise for indemnification under Section 9.02 (a “Claim”) that does not involve a third party, the Person entitled to indemnification (“Indemnified Party”) shall give written notice (the “Claim Notice”) to the Party from which indemnification is sought (“Indemnifying Party”) of such Claim within a reasonable time after such Indemnified Party becomes aware of any fact, condition or event giving rise to Losses for which indemnification may be sought under Section 9.02, which Claim Notice shall specify in reasonable detail, to the extent reasonably known and practicable at such time, the amount of the Claim and each individual item of Loss included in the amount so stated and the basis for indemnification.  The failure of any Indemnified Party to give timely notice hereunder shall not affect such Indemnified Party’s rights to indemnification hereunder, except to the extent the Indemnifying Party is actually prejudiced by such delay or failure, in which case the amount of reimbursement to which the Indemnified Party is entitled shall be reduced by the amount, if any, by which the Indemnified Party’s Losses would have been less had such Claim Notice been timely given.  If the applicable Indemnifying Party notifies the Indemnified Party that they do not dispute the claim described in such Claim Notice, the Losses identified in the Claim Notice will be conclusively deemed a liability of the Indemnifying Party under Section 9.02(a) or Section 9.02(b), as applicable.  If the Indemnifying Party disputes its liability with respect to such Claim or the estimated amount of such Losses pursuant to this Section 9.04 within thirty (30) days following receipt of such Claim Notice or fails to respond within such thirty (30) day period, the Parties shall attempt in good faith to resolve such dispute; provided, that if such dispute has not been resolved within sixty (60) days following receipt of such Claim Notice, then the Indemnifying Party and the Indemnified Party may seek legal redress in accordance with ARTICLE X.

(b)        If any Indemnified Party receives notice of the assertion of any claim or the commencement of any Action by a third party (each a “Third Party Claim”) with respect to a matter subject to indemnity hereunder, notice thereof (a “Third Party Notice”) shall promptly be given to the Indemnifying Party, which Third Party Notice shall specify in reasonable detail, to the extent reasonably known and practicable at such time, the amount of the Third Party Claim and each individual item of Loss included in the amount so stated and the basis for indemnification, and will include copies of all notices and documents (including court papers) served on or received by the Indemnified Party.  The failure of any Indemnified Party to give timely notice hereunder shall not affect such Indemnified Party’s rights to indemnification hereunder, except to the extent such delay or failure actually prejudices the Indemnifying Party’s ability to defend such Third Party Claim, and the amount of reimbursement to which the Indemnified Party is entitled shall be reduced by the amount, if any, by which the Indemnified Party’s Losses would have been less had such Third Party Notice been timely delivered.  After receipt of a Third Party Notice, the Indemnifying Party shall have the right, but not the obligation, by providing written notice to the Indemnified Party, subject to Section 9.04(d), to (i) take control of the defense and investigation of such Third Party Claim at the Indemnifying Party’s sole costs and expense, (ii) employ and engage attorneys of its own choice (subject to the approval of the Indemnified Party, such approval not to be unreasonably withheld, conditioned or delayed) to handle and defend the same, at the Indemnifying Party’s sole cost and expense, and (iii) compromise or settle such claim, which compromise or settlement shall be made only with the written consent of the Indemnified Party; provided, that such consent will not be required if such settlement includes an unconditional release of the Indemnified Party and provides solely for payment of monetary damages for which the Indemnified Party will be indemnified in full under this Agreement.

(c)        In the event that the Indemnifying Party desires to defend the Indemnified Party against a Third Party Claim, (i) the Indemnifying Party shall use its reasonable best efforts to defend diligently such Third Party Claim, and (ii) the Indemnified Party, prior to the period in which the Indemnifying Party assumes the defense of such matter, may take such reasonable actions to preserve any and all rights with respect to such matter, without such actions being construed as a waiver of the Indemnified Party’s rights to defense and indemnification pursuant to this Agreement, but with such actions not being determinative of the amount of any Losses.  The Indemnified Party shall cooperate in all reasonable respects, at the Indemnifying Party’s request, with the Indemnifying Party and its attorneys in the investigation, trial and defense of such Third Party Claim and any appeal arising therefrom, including, if appropriate and related to such Third Party Claim, in making any counterclaim against the third party claimant, or any cross complaint against any Person, in each case, at the expense of the Indemnifying Party.  The Indemnified Party may, at its own sole cost and expense, monitor and further participate in (but not control) the investigation, trial and defense of such Third Party Claim and any appeal arising therefrom; provided,  however, that if (i) the employment of counsel shall have been authorized in writing by the Indemnifying Party in connection with the defense of such action or claim, (ii) the Indemnifying Party shall not have employed, or are prohibited under this Section 9.04 from employing, counsel in the defense of such action or claim, or (iii) such Indemnified Party shall have reasonably concluded that a conflict or potential conflict exists between the Indemnified Party and the Indemnifying Party or there may be defenses available to the Indemnified Party that are contrary to, or inconsistent with, those available to the Indemnifying Party, then, in any such event, the fees and expenses of not more than one additional counsel for the Indemnified Party shall be borne by the Indemnifying Party.

(d)        Notwithstanding the foregoing, if (i) the Indemnifying Party elects not to assume such defense and investigation or do not acknowledge in writing within a reasonable period, but no later than ten (10) days, after receipt of the Third Party Notice their obligation to indemnify the Indemnified Party against any Losses arising from such Third Party Claim, (ii) the Indemnifying Party fails to actively and diligently, with legal counsel reasonably acceptable to the Indemnified Party, conduct the defense of the action, (iii) such Third Party Claim seeks an injunction or other equitable remedies in respect of the Indemnified Party or its business or involves any Governmental Entity, (iv) such Third Party Claim is reasonably likely to result in liabilities that, taken with other then-existing claims under this ARTICLE IX, would not be fully indemnified hereunder, (v) the Indemnified Party has been advised by counsel that an actual or potential conflict exists between the Indemnified Party and the Indemnifying Party in connection with the defense of the Third Party Claim, or (vi) such Third Party Claim seeks a finding or admission of a violation of Law or violation of the rights of any Person by the Indemnified Party or any of its Affiliates, then the Indemnified Party shall have the right, but not the obligation (upon delivering notice to such effect to the Indemnifying Party) to retain separate counsel of its choosing, defend such Third Party Claim and have the sole power to direct and control such defense (all at the cost and expense of the Indemnifying Party); it being understood that the Indemnified Party’s right to indemnification for a Third Party Claim shall not be adversely affected by assuming the defense of such Third Party Claim.

(e)        The Indemnified Party and the Indemnifying Party shall use commercially reasonable efforts to avoid production of confidential information (consistent with Law), and to cause all communications among employees, counsel and others representing any party to a Third Party Claim to be made so as to preserve any applicable attorney-client or work-product privileges.

Section 9.05    Manner of Payment.  Notwithstanding anything set forth in this ARTICLE IX to the contrary, any indemnification of the Purchaser Indemnified Parties or the Seller Indemnified Parties pursuant to this ARTICLE IX shall be effected by wire transfer of immediately available funds from the Seller or Purchaser, as the case may be, to an account(s) designated by the Purchaser Indemnified Parties or the Seller Indemnified Parties, as the case may be, within ten (10) days after the full and final determination thereof.  All indemnification payments under this ARTICLE IX shall be deemed adjustments to the Purchase Price.

ARTICLE X

MISCELLANEOUS

Section 10.01  Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally to, or by nationally recognized overnight courier service, or mailed by registered or certified mail (return receipt requested) if and when received by, or sent via electronic mail if and when received by, the Parties at the following addresses (or at such other address for a Party as shall be specified by like notice):

(a)        If to the Company (prior to the Closing) or Seller, to:

Atlantic Power Corporation
3 Allied Drive

Suite 155

Dedham, MA 02026
Attention: Jeff Levy

Email: jlevy@atlanticpower.com

and with a copy to:

Holland & Hart LLP

555 17th Street

Suite 3200

Denver, CO 80202

Attention:  Stephanie Edinger
Email:  SBEdinger@hollandhart.com

(b)        If to Purchaser, to:

Public Service Company of Colorado

c/o Xcel Energy Services, Inc.

414 Nicollet Mall

Minneapolis, MN 55401

Attention: Scott Wilensky, Executive Vice President and General Counsel
E-mail: Scott.Wilensky@xcelenergy.com

with a copy to:

Dorsey & Whitney LLP
Suite 1500
50 South Sixth Street
Minneapolis, MN 55402
Attention: Michael Pignato
                Cameron D. Wood
E-mail: pignato.michael@dorsey.com
            wood.cameron@dorsey.com

Section 10.02  Headings. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 10.03  Assignment. Neither this Agreement (including the documents and instruments referred to herein) nor any of the rights or obligations hereunder shall be assigned, transferred, pledged or hypothecated by either Party, by operation of Law or otherwise, without the express written consent of the other Party (which consent may be granted or withheld in the sole discretion of such Party).  Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties and their respective permitted successors and assigns.

Section 10.04  Governing Law; Jurisdiction; Waiver of Jury Trial. This Agreement shall be governed by and construed in accordance with the laws of the State of Colorado, applicable to agreements made and to be performed entirely within such State, without regard to the conflict of laws principles thereof. Any disputes or Actions arising out of or in connection with this Agreement and the transactions contemplated or documents required hereby shall be submitted to the exclusive jurisdiction of the courts of the State of Colorado and the federal courts of the United States of America located in the State of Colorado, County of Denver, and appropriate appellate courts therefrom. EACH OF THE PARTIES HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. The Parties hereby irrevocably waive, to the fullest extent permitted by applicable Law, any objection which they may now or hereafter have to the laying of venue of any dispute arising out of or relating to this Agreement or any of the transactions contemplated hereby brought in such court or any defense of inconvenient forum for the maintenance of such dispute. Each of the Parties hereto agrees that a judgment in any such dispute may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. This consent to jurisdiction is being given solely for purposes of this Agreement and the transactions contemplated hereunder, and is not intended to, and shall not, confer consent to jurisdiction with respect to any other dispute in which a Party to this Agreement may become involved. Each of the Parties hereto hereby consents to process being served by any Party to this Agreement in any Action of the nature specified in this Section 10.04 by the mailing of a copy thereof in the manner specified by the provisions of Section 10.01.

Section 10.05  Counterparts. This Agreement may be executed in two (2) or more counterparts, and by facsimile or in .pdf format, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement.

Section 10.06  Waiver and Amendments.  Any of the provisions of this Agreement may be amended at any time by the mutual written agreement of Purchaser and Seller.  No failure or delay of any Party to exercise any right or remedy given such Party under this Agreement or otherwise available to such Party or to insist upon strict compliance by any other Party with its obligations hereunder, and no custom or practice of the Parties in variance with the terms hereof, shall constitute a waiver of any Party’s right to demand exact compliance with the terms hereof, unless such waiver is set forth in writing and executed by such Party.

Section 10.07  Entire Agreement. This Agreement and the Confidentiality and Non-Disclosure Agreement constitute the entire agreement between the Parties with respect to the subject matter hereof and supersede all prior agreements, understandings and negotiations, both written and oral, between the Parties with respect to the subject matter of this Agreement. No representation, inducement, promise, understanding, condition or warranty not set forth herein has been made or relied upon by any Party. Neither this Agreement nor any provision hereof is intended to confer upon any Person other than the Parties hereto any rights or remedies hereunder except as expressly provided otherwise in ARTICLE IX.

Section 10.08  Severability. If any term or other provision of this Agreement is invalid, illegal, or incapable of being enforced by any rule of applicable Law, or public policy, then such term or provision shall be severed from the remaining terms and provisions of this Agreement, and such remaining terms and provisions shall nevertheless remain in full force and effect.

Section 10.09  Third Party Beneficiaries. Except as provided in ARTICLE IX, (a) Purchaser and Seller hereby agree that their respective representations, warranties and covenants set forth herein are solely for the benefit of the other Party, in accordance with and subject to the terms of this Agreement, and (b) this Agreement is not intended to, and does not, confer upon any Person other than the Parties any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein.

Section 10.10  Privileged Communications.  Purchaser further agrees that, as to all communications among Holland & Hart LLP, on the one hand, and Seller Indemnified Parties, on the other hand, that relate in any way to the transactions contemplated by this Agreement that constitute attorney-client privileged communications under applicable Law (collectively, the “Privileged Communications”), the attorney–client privilege and the expectation of client confidence belongs to Seller and may be controlled by Seller and shall not pass to or be claimed by Purchaser, the Company or any of their respective Affiliates.  The Privileged Communications are the property of Seller, and from and after the Closing Date, none of Purchaser, the Company or any of their respective Affiliates, nor any Person purporting to act on behalf of Purchaser, the Company or any of their respective Affiliates will seek to obtain such Privileged Communications, whether by seeking a waiver of the attorney-client privilege or through other means.  As to any such Privileged Communications prior to the Closing Date, Purchaser further agrees that none of Purchaser, the Company or any of their respective Affiliates, successors or assigns, may use or rely on any of the Privileged Communications in any action against or involving such Persons after the Closing; provided,  however, the foregoing shall not restrict the ability of Purchaser, the Company or any of their respective Affiliates to challenge the fact that any communication is a Privileged Communication (other than as a result of Purchaser becoming the owner of the membership interests of the Company). The Privileged Communications may be used by Seller and its respective Affiliates in connection with any dispute that relates in any way to the transactions contemplated by this Agreement. Notwithstanding the foregoing, in the event that a dispute arises between Purchaser, the Company and a third Person (other than a Party to this Agreement or any of such Party’s respective Affiliates) after the Closing, the Company may assert the attorney–client privilege to prevent disclosure of the Privileged Communications to such third Person; provided,  however, that the Company may not, unless required by applicable Law, waive such privilege without the prior written consent of Seller.

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IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

PURCHASER:

PUBLIC SERVICE COMPANY OF COLORADO

By:
Name:
Title:

Signature Page to Purchase and Sale Agreement

SELLER:

MANCHIEF HOLDING LLC

By:
Name:
Title:

Signature Page to Purchase and Sale Agreement

EXHIBIT A

Closing Date Working Capital Example

EXHIBIT B

Form of Assignment of Limited Liability Company Interests

EXHIBIT C

Form of Guaranty